UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2006

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                    No      X

Financial Results

1H2006

Investor Relations Department

Miguel Viana, Head of IR

Gonçalo Santos

Elisabete Ferreira

Cristina Requicha

Rui Antunes

Ricardo Farinha

Phone: +351 21 001 2834

Fax: +351 21 001 2899

Email: ir@edp.pt

Site: www.edp.pt

Reuters: EDP.LS / EDP.N

Bloomberg: EDP PL / EDP US

Lisbon, 27 July 2006

EDP - Energias de Portugal, S.A. Headquarters: Praça Marquês de Pombal,12 1250-162 Lisboa Portugal

Erratum

This erratum serves the purpose of correcting page 7 of the document previously distributed through the CMVM diffusion system. In this page we corrected the Balance Sheet line items “Short-term & current portion of long-term debt” and “Long-term debt” that were switched. We apologise and present bellow the change made to the document, that we now reproduce in full with the aforementioned correction.

Where it shows

Liabilities (€ m)

1H2006

2005

Short-term debt & current portion of long-term debt

10,046

8,601

Long-term debt

1,314

1,984

It should show

Liabilities ( € m)

1H2006

2005

Short-term debt & current portion of long-term debt

1,314

1,984

Long-term debt

10,046

8,601

Table of contents

1H2006 Performance

EDP Share Performance

Consolidated Income Statement

EBITDA Overview

Consolidated Balance Sheet

Capital Expenditures

Cash Flow

Financial Debt and Provisions for Social Benefits

Financial Income/(Expense) and Amortization of Rights and Concessions

Business Areas

Iberian Electricity System

Iberian Generation and Supply

Renewable Energies: NEO Energía

Distribution in Iberia

Gas in Iberia

Brazil: Energias do Brasil

Telecoms

Financial Statements & Annex

1H2006 Performance

Results Summary (€ m)	1H2006	1H2005	Δ 06/05
Gross Profit	1,992.1	1,913.3	4.1%
Operating Costs	933.6	950.0	-1.7%
EBITDA	1,058.5	963.3	9.9%
EBIT	622.1	560.4	11.0%
Net Profit	374.7	318.3	17.7%
Net Debt	9,360.6	8,973.1	4.3%

Operating Data	1H2006	1H2005	Δ 06/05
Electricity:			
Installed Capacity (MW)	12,895	11,717	+1,178 MW
Generation (GWh)	22,701	21,790	4.2%
Distribution (GWh)	39,554	37,952	4.2%
Retail (GWh)	36,386	35,622	2.1%
Clients (thousand)	9,587	9,366	+221 th
Gas:			
Distribution (GWh)	12,448	13,071	-4.8%
Retail (GWh)	11,668	10,960	6.5%
Clients (thousand)	687	715	-28 th
Employees (Group)	14,079	14,829	-750

• **EDP's wind power gross installed capacity doubled YoY reaching 1,108MW in Jun-06,** following the strat up of 157MW in 1H06. Until the end of 2006, an additional 344 MW are expected to enter into service, out of which 107MW in Portugal, 216MW in Spain and 20MW in France. EBITDA from the renewables division rose by 170% YoY to €70.7m reflecting the 81% growth of output and higher selling prices (wind power average selling price in 2Q06 rose by 27% YoY in Spain to €92/MWh and by 3.8% YoY in Portugal to €96/MW).

• **Iberian gas business reported a 30% YoY increase of EBITDA to €69.3m.** Volume of gas supplied to liberalized clients rose just by 6.5% YoY but better selling price conditions vis-à-vis the cost of Naturgas' sourcing contracts had a positive impact of +€12m on EBITDA. This improvement is a result of the success attained by Naturgas on a dual-fuel offer launched in mid 2005 following which the number of our liberalized gas clients in Spain grew from 4,900 in Jun-05 to 141,300 in Jun-06.

• **Reduction of EBITDA losses in electricity liberalized supply in Iberia** from €114.1m in 1Q06 to €25.5m in n 2Q06, following distinct strategies in the two markets: Reduction in the number of loss making clients and GWh supplied in Portugal, most of which opted to switch to the regulated system, and a healthy growth in the number of clients and GWh supplied in Spain, which is highlighted by the 10.6% increase YoY of supply net selling price in Spain.

• **Integrated generation and supply businesses in Iberia showed a flat EBITDA YoY in 2Q06 to €272.1m** vs. a 13.3% YoY decline in 1Q06 to €244m reflecting a significant improvement in the profitability of our integrated portfolio. Note that 2Q06 EBITDA in Iberian generation was penalized by the tri-annual programmed stoppage in our largest coal plant in Spain (Aboño 2) which led to a decline of our electricity output in Spain in 1H06.

• **In electricity distribution business in Portugal, personnel costs plus supplies & services fell by 1% YoY.** Costs with supplies & services decreased 2.8% YoY with the main positive impact being a €9.0m decrease in commercial costs due to both lower set-up costs (€3.2m in the 1H2005 related to the re-branding of EDPD's commercial network) and lower billing and posting expenses (in 2006, the company started invoicing every two months instead of monthly).

• **Reported gross profit at electricity distribution in Portugal rose just by 1.4%** YoY to €593.7m although **allowed revenues recognized by the regulator rose by 9.3%** YoY to €672.8m. This negative deviation is explained by higher than expected electricity demand in the Portuguese regulated system, following the switching of customers from the liberalized market to the regulated tariffs and lower than expected renewables output in Portugal in 1H06, both of which implied to EDP Distribuição unexpected electricity purchases needs which were made at higher than expected prices. According to Portuguese regulation these deviations on distribution allowed revenues should be recovered with interest by EDP in 2008. Moreover, in opposition to 1Q2006, and due to the Government's recognition of the right to receive this tariff deficit in a 5 year time period, EDPD booked in its 1H2006 electricity revenues about half of this tariff deficit (€59m) and accounted it as a receivable in its balance sheet. We are expecting the Portuguese Government to release some legal support that will define the conditions upon which EDPD will be able to recover this tariff deficit. If such legal support is not released until the end of the year, EDP will revert from its accounts the recognition of the right to receive this tariff deficit.

• **EDP's activities in Brazil**, through Energias do Brasil (owned 62.4% by EDP) reported a 2% YoY of EBITDA in Euro terms to €159.8m. EdB's performance in 1H06 **was penalised by higher than expected non-controllable costs** that were not assumed in the calculation of current tariffs. According to Brazilian regulation, these tariff deviations will be recovered by EdB's three distribution subsidiaries in their next annual tariff revisions. On the costs side EdB accounted **a €19m non-recurring cost related to the lay-off of 19% of the the number of employees** of this subsidiary, which should generate cost savings of €25.3m/year from Dec-07 onwards. Note that 1H06 perforamnce of EdB in Euro terms benefited from the 22% YoY appreciation of the Real against the Euro.

• Below the EBITDA line, **EDP's net profit rose by 17.7% YoY to €374.7m** in 1H2006 boosted by a €148m positive impact from the mark-to-market of the CMECs's related interest rate swap.

- 3 -

EDP Share Performance

YTD EDP Stock Performance on Euronext Lisbon

3.40 3.30 3.20 3.10 3.00 2.90 2.80 2.70 2.60 2.50

Dez-05

Jan-06

Fev-06

Mar-06

Abr-06

Mai-06

Jun-06

EDP

Iberian Electricity & Gas

DJ Euro Stoxx Utilities

EDP Stock Market Performance

YTD

52W

2005

(26-07-2006)

EDP Share Price (Euronext Lisbon - €)

Close

3.05

-

2.60

Max

3.35

3.35

2.68

Min

2.58

2.12

2.04

Average

2.97

2.79

2.25

EDP’s Liquidity in Euronext Lisbon

Turnover (€ m)

7,521.9

10,168.0

5,689.9

Average Daily Turnover (€ m)

50.8

39.0

21.9

Traded Volume (million shares)

2,533.0

3,649.4

2,526.5

Avg. Daily Volume (million shares)

17.1

14.0

9.7

EDP Market Value

Market Capitalisation (€ million)

11,152.4

-

9,507.0

Enterprise Value (€ million)

21,839.6

-

20,257.9

EDP’s Main Events - 2006

3-Fev Standard & Poor’s Ratings Services affirmed its ‘A’ long term and ‘A-1’ short term corporate ratings

16-Fev EDP Lajeado finalized an agreement with Eletrobrás regarding the redeemable preferred shares issued by Investco

7-Mar EDP releases the 2005 annual financial results

31-Mar EDP’s 2006 annual general shareholders meeting

6-Apr ANEEL approves a 16.75% tariff increase at Enersul’s annual tariff readjustment process

18-Apr Board of directors’ deliberations regarding the Executive Committee, the Audit Committee, the Company’s Secretary and EDP’s market relations and CMVM’s representative

25-Apr Ex-Dividend Date

28-Apr EDP pays a €0.10 gross dividend per share (financial year 2005)

03-May Naturgas acquires full control of Bilbogas

11-May EDP concludes the increase of its indirect shareholding in Portgas (72.0%) and Setgas (19.8%)

2-Jun EDP issues €1,500 million Eurobond in three series

22-Jun EDP starts a procedure for the sale of its shareholding in ONI

6-Jul EDP consortium Eólicas de Portugal shortlisted in the tender for new wind power licenses in Portugal

13-Jul Amendments to EDP’s articles of association and new corporate bodies

17-Jul Changing in UBS AG Holding of EDP’s share capital to 1.332%

19-Jul EDP strategy review

20-Jul Reduction of Energy Finance’s holding in EDP to 1,006%

Consolidated Income Statement

The financial statements presented in this document are non-audited.

Consolidated Income Statement (€ m)	1H2006	1H2005	Δ 06/05
Electricity Sales	4,570.8	4,243.3	7.7%
Other Sales	524.6	313.7	67.2%
Services Provided	146.5	287.1	-49.0%
Operating Revenues	**5,241.9**	**4,844.1**	**8.2%**
Electricity & Gas	2,340.3	2,405.6	-2.7%
Fuel	491.8	510.6	-3.7%
Materials and goods for resale	417.8	14.6	-
Direct Activity Costs	**3,249.8**	**2,930.8**	**10.9%**
Gross Profit	**1,992.1**	**1,913.3**	**4.1%**
Gross Profit/Revenues	38.0%	39.5%	-1.5 pp
Supplies and services	354.5	408.8	-13.3%
Personnel costs	318.8	285.9	11.5%
Costs with social benefits	35.8	14.2	151.7%
Concession fees	107.4	103.1	4.2%
Other operating costs (or revenues)	117.1	137.9	-15.1%
Operating costs	**933.6**	**950.0**	**-1.7%**
EBITDA	**1,058.5**	**963.3**	**9.9%**
EBITDA/Revenues	20.2%	19.9%	0.3 pp
Depreciation and amortisation	486.8	446.6	9.0%
Comp.of subsidised assets' depreciation	(50.4)	(43.7)	-15.5%
EBIT	**622.1**	**560.4**	**11.0%**
EBIT/Revenues	11.9%	11.6%	0.3 pp
Financial income/(expense)	(19.1)	(103.4)	81.6%
Amortisation of rights and concessions	(18.8)	(18.8)	-0.1%
Discontinued Activities and Capital Gains	2.8	46.8	-93.9%
Pre-tax profit	**587.1**	**485.1**	**21.0%**
Income taxes and deferred taxes	183.2	134.9	35.8%
Minority interests	29.2	31.8	-8.0%
Net Profit	**374.7**	**318.3**	**17.7%**



Gross Profit
€ m
1H2005
1,913
Iberian Energy
+65
Brazil Electricity
+61
Other
-46
1H2006
1,992



Opex
€ m
Iberian energy
1H2005
549
1H2006
623
Brazil electricity
1H2005
112
1H2006
175
Consolidated
1H2005
950
1H2006
934



EBITDA
€ m
1H2005
963
Iberian Energy
-9
Brazil Electricity
-3
Other
+107
1H2006
1,058



Net Profit
€ m
318.3
+95.1
-33.4
+84.3
-44.0
-48.2
+2.5
374.7
1H2005
EBITDA
Depreciation
Financial
Discont. Operat.
Taxes
Minority interests
1H2006

- 5 -

EBITDA Overview: Consolidated EBITDA up 9.9%

EBITDA (€ m)	1H2006	1H2005	Δ 06/05
IBERIA			
Generation & Supply	519.0	556.4	-6.7%
NEO - Renewable Energy	70.7	30.5	131.6%
Cogeneration	10.5	11.8	-10.8%
Distribution	262.9	289.3	-9.1%
Gas	69.6	53.5	30.2%
Brazil	159.8	162.8	-1.8%
Telecoms	2.8	11.4	-75.1%
Other & Adjustments	(36.9)	(152.4)	75.8%
Consolidated	**1,058.5**	**963.3**	**9.9%**

EBITDA 1H2006



Generation & Supply (Iberia)
48%
NEO - Renewables (Iberia)
6%
1%
Cogen. (Iberia)
24%
Distribution (Iberia)
6%
Gas (Iberia)
Brazil
15%
Telecoms
0%

Contributions to the year-on-year EBITDA - Δ by Business Areas



€ m
963
-37
+40
-1
-26
+16
-3
-9
+115
1,058
EBITDA 1H2005
Generation & Supply
NEO - Renewable Energy
Cogen.
Distribution
Gas
Brazil
Telecoms
Other
EBITDA 1H2006

Consolidated EBITDA by Quarters 1Q05 - 2Q06 (€ m)



€ m
563
494
421
512
569
489
1Q2005(1)
2Q2005(1)
3Q2005(1)
4Q2005(1)
1Q2006
2Q2006

(1) Adjusted to exclude the following one-off itens in 2005: i) capital gains: €15m on sale of 60% Edinfor, €12.4m on transfer of BCP to EDP's pension fund, €9.2m on sale of REE, €397m on sale of Galp, €11m on sale of Efacec, Canal Energia and H. Santillana; ii) the provision associated with the Spanish System Deficit and the Recovery of Lajeado's concession value of€30m.

• **Iberian Generation and Supply:** EBITDA fell 6.7% reflecting singular factors in the 1H2006: i) the publication of RD 3/2006, which withdraws the right to CO2 allowances attributed to generators under the Spanish NAP, for the amounts equivalent to January and February 2006 emission licences (-€29m) and for the amounts not sold through bilateral contracts between March and June 2006 (-€3m); and ii) the cost with consumption deviations and with bad debtors in the supply activity in Portugal (-€12m). Additionally, at the gross profit level the Iberian Generation and Supply activity was affected by the decrease of generation volumes in Spain due to a lower availability, vis-à-vis 1H2005, as a result of programmed stoppages.

• **NEO - Renewable Energy:** EBITDA more than doubled reflecting the substantial investments EDP made during 2005 and the 1H2006 (namely the acquisition of Desa in Spain in the 4Q2005), which increased consolidated wind installed capacity more than two fold to 848MW (or 1.108 MW gross installed capacity).

• **Distribution in Iberia:** Despite the strong increase in electricity distributed by EDP in Iberia (+3.6% YoY) EBITDA fell 9.1%. This reflects: i) in Portugal, the impact, through an €84.3m tariff diference (to be recovered with interests through tariffs in 2 years time), of higher costs with energy purchases and of the fact that ERSE's 2006 tariff review did not forecast the return to the regulated tariff of MV and SLV clients - we highlight that contrarily to 1Q2006, about half of the already known €115m 2006 tariff deficit was booked as electricity revenues following the Government's recognition of the right to recover this tariff deficit in a 5 years period; and ii) in Spain, the application of the RD 3/2006 which modified the settlement mechanism in the system, only recognising a price of €42.35/MWh on the energy purchased by the distributors, made simultaneously with the generation sales within the same group.

• **Gas in Iberia:** EBITDA increased 30.2% following the change in the consolidation method of Portgás (full consolidation in the 1H2006; equity method in 1H2005), the increase of volumes sold in the Spanish liberalised market following the success attained by Naturgas on a dual-fuel offer launched in mid 2005 to small clients, and an increase of Naturgas regulated revenues mostly as a result of the acquisition of the remaining 50% stake in Bilbogas in 2006.

• **Brazil:** Despite the 4% growth in consumption at our DisCos. concession areas and the 21.9% appreciation of the Brazilian Real against the Euro, EBITDA fell 1.8% in euro terms mostly due to higher non-controllable costs than those recognised in retail tariffs (to be recovered through tariffs in the next readjustments) and a one-off €19m total cost booked in 2Q2006 related to negotiated lay-off including 19% of the number of employees of Energias do Brasil.

• **Other:** The change in the "other & adjustments" is mainly due to a €83m provision booked in the 1H2005 related to the Spanish tariff deficit. In the 1H2006 the tariff deficit did not have an impact in the P&L, considering that the current legislation assures the recovery of the tariff insufficiency in Spain.

- 6 -

Consolidated Balance Sheet

The financial statements presented in this document are non-audited.

Assets (€ m)

1H2006

2005

Tangible assets, net

14,127

13,891

Intangible assets, net

3,720

3,509

Financial Investments, net

987

918

Inventories

203

219

Accounts receivable - trade, net

1,686

1,585

Accounts receivable - other, net

1,847

2,157

Financial assets available for trading

77

276

Cash and cash equivalents

1,600

585

Deferred Tax (asset)

878

893

Total assets

25,125

24,033

Shareholders’ equity (€ m)

1H2006

2005

Share capital

3,657

3,657

Own shares

495

464

Earnings and other reserves

712

703

Minority interest

1,327

1,288

Shareholders’ equity

6,191

6,111

Liabilities (€ m)

1H2006

2005

Short-term debt & current portion of long-term debt

1,314

1,984

Long-term debt

10,046

8,601

Provisions

2,159

2,112

Hydrological correction account

113

170

Accounts payable - net

4,945

4,685

Deferred Tax (liability)

356

370

Total liabilities

18,934

17,922

Total liabilities and shareholders’ equity

25,125

24,033

Capex

€ m

343.6

126.7

11.3

481.7

Iberian Energy

Brazil Electricity

Other

1H2006

Net Debt -to- Total Capital

61%

60%

2005

1H2006

Capital Expenditures

CAPEX (€m)	1H2006	1H2005	Δ 06/05
Existing Plants	12.1	6.7	80.3%
New Plants	28.7	47.8	-40.0%
Environmental	8.0	8.2	-2.0%
Supply	0.1	0.6	-84.3%
Portugal	**48.9**	**63.3**	**-22.8%**
Existing Plants	11.0	4.0	175.7%
New Plants	39.2	0.5	-
Environmental	29.5	9.1	224.1%
Supply	0.1	0.6	-83.1%
Spain	**79.8**	**14.2**	**461.7%**
Iberian Generation & Supply	**128.7**	**77.5**	**66.1%**
Wind	11.3	10.5	7.3%
Portugal	**11.3**	**10.5**	**7.3%**
Wind	46.9	67.9	-30.9%
Other	4.6	2.6	74.9%
Spain	**51.6**	**70.5**	**-26.9%**
NEO - Renewable Energy	**62.8**	**81.0**	**-22.5%**
Distribution grid	165.3	186.9	-11.5%
Other	17.9	13.9	28.2%
(-) Investment subsidies	68.5	68.3	0.3%
Portugal	**114.7**	**132.6**	**-13.5%**
Distribution grid	17.7	19.4	-8.7%
(-) Investment subsidies	3.3	4.4	-24.6%
Spain	**14.4**	**15.1**	**-4.0%**
Iberian Distribution	**129.2**	**147.6**	**-12.5%**
Distribution grid	6.8	-	-
Other	1.9	-	-
Portugal	**8.6**	**-**	**-**
Distribution grid	12.2	8.5	43.5%
Other	2.1	-	-
Spain	**14.3**	**8.5**	**68.0%**
Iberian Gas	**22.9**	**8.5**	**169.3%**
Iberian Core Business	**343.6**	**314.7**	**9.2%**
Generation	52.4	109.6	-52.2%
Distribution	74.2	69.9	6.2%
Supply & Other	0.1	1.5	-90.5%
Brazil	**126.7**	**180.9**	**-29.9%**
Telecoms	**8.7**	**15.4**	**-43.5%**
Other	**2.6**	**4.6**	**-43.9%**
EDP Group	**481.7**	**515.6**	**-6.6%**

Consolidated Capex amounted to €481.7m in 1H2006, down 6.6% YoY, mostly due to a decrease of Energias do Brasil capex, as constructions works on Peixe Angical hydro power plant are now nearing completion. Capex in Iberian core business increased 9.2% YoY, mostly due to: i) the start of construction works of the 400 MW CCGT Castejón II, expected to enter into service by the end of 2007, and ii) environmental investments at our coal plants to reduce SO2 and NOx emissions in order to comply with LCPD.

Iberian Generation and Supply – The decline of capex in generation business in Portugal reflects the end of construction of both Frades hydro plant (192MW / Aug-05) and of Ribatejo III CCGT (392MW / Mar-06). In Spain, EDP continued the construction works of the 400 MW Castejón II CCGT, which is expected to start operations in 4Q2007. In Jun-06 the investment at Castejón II amounted to €39.2m. During 2006, EDP will start the construction works of another 400 MW CGGT, which will be located at Soto, expected to start operations in 2008. Additionally, in 1H2006 EDP invested €37.5m to reduce the SO2 and NOx emissions at Sines, Aboño and Soto coal fired power plants, in order to fully comply with the Large Combustion Plants Directive (LCPD) by Dec-07.

NEO - Renewables – In 1H2006, NEO's capex in wind farms amounted to €58.2m. In Portugal NEO invested €11.3m, which are mostly related to wind farms that are expected to enter into operation between 2006 and 2007. In Spain, NEO invested €16.4m for the end of construction works of the three wind farms that entered into service in the 1H2006 – Boquerón (22 MW), Belchite (50 MW) and La Brújula (73 MW), while the balance was invested in some other projects that are expected to start operations this year, namely Curiscao (73 MW), Hoya Gonzalo (50 MW), Ponte Rebordelo (40 MW) and Tarifa (18 MW). Until the end of 2006, an additional 343 MW are expected to enter into service, out of which 107 MW in Portugal, 216 MW in Spain and 20 MW in France. In Jun-06 works in progress at NEO's balance sheet amounted to €160.4m.

Iberian Distribution – Capex at Iberian distribution business amounted to €129.2m in 1H2006, mostly targeting the improvement of quality of service in our networks. Nevertheless, in Portugal, Equivalent Interruption Time (EIT) increased 5 min. YoY to 87 min. in 1H2006 from 82 min. in the 1H2005 due to both worse weather conditions and an incident in one of EDPD's sub-stations, excluding this impacts EIT would have fallen to 66 min. in 1H2006. In Spain, the 1H2006 Equivalent Interruption Time of HC Energia's distribution grid in Asturias remained stable at 42 min.

Iberian Gas – Capex amounted to €22.9m in the 1H2006, out of which 83% was spent in the expansion of the gas distribution network. The balance is related to the transmission network in Spain, marketing campaigns, new customers meter readings and revamping of facilities from LPG to NG.

Brazil – Energias do Brasil capex in euro terms decreased 29.9% YoY, essentially due to the near completion of Peixe Angical hydro power plant constructions works (€45m in the 1H2006 vs. €108m in the 1H2005). Until the end of 2006, Energias do Brasil is expecting to bring on stream another 75 MW with the end of the construction of São João hydro plant (25 MW) and a new unit in Mascarenhas hydro plant (50 MW). In addition, the company has already announced the construction of Santa Fé hydro plant (29 MW), which is conditioned to the granting of preliminary environmental licences. Out of the €74.2m invested in electricity distribution, €22.6m are related to the mandatory programme of universal connection to all low voltage consumers "Universalização", in the concession areas of Bandeirante, Escelsa and Enersul.

- 8 -

Cash Flow

Operat. Cash Flow by Business Area (€ m)	1H2006	1H2005	Δ 06/05
IBERIA			
Generation & Supply	546.7	462.7	18.1%
NEO - Renewable Energy	69.5	28.0	147.9%
Cogeneration	4.4	8.0	-45.2%
Distribution	111.5	250.3	-55.5%
Gas	61.5	44.7	37.6%
Brazil	92.6	141.5	-34.6%
Telecoms	(3.9)	17.5	-
Hydro Correction Account	(58.5)	(98.9)	40.9%
Other	(68.0)	(92.0)	26.1%
EDP Group Operating Cash Flow	**755.6**	**761.8**	**-0.8%**

Consolidated Cash Flow (€ m)	1H2006	1H2005
Net Profit	**374.7**	**318.3**
Depreciation	486.8	443.8
Compensation of subsidised assets' depreciation	(50.4)	(40.9)
Concession rights' amortisation	18.8	18.8
Net provisions	(1.8)	(45.1)
Interest hydro account	1.9	3.8
Forex differences	(19.7)	(44.3)
Income equity method	(16.9)	(25.0)
Deferred taxes	(11.5)	(22.1)
Minority interests	29.2	31.8
Other adjustments [1]	(131.4)	99.8
Net financial interest and other financial costs	204.1	136.2
Operat. Cash Flow before Working Capital	**883.8**	**875.3**
Change in operating working capital	(69.7)	(14.6)
Hydro correction	(58.5)	(98.9)
Operating Cash Flow	**755.6**	**761.8**
Capex	(481.7)	(515.6)
Net Operating Cash Flow	**274.0**	**246.2**
Divestments of fixed assets	591.8	177.8
Net financial investments	(62.8)	(155.1)
Financing of 6.08% of Spanish Tariff Deficit	(103.1)	(88.9)
Net financial interest and other financial costs	(204.1)	(136.2)
Dividends paid	(365.6)	(336.0)
Other non-operating changes	(27.4)	(162.7)
Decrease/(Increase) in Net Debt	**102.8**	**(455.0)**

Operating Cash Flow per Business Area (€ m)



547
69
4
111
61
93
-4
-127
756
Generation & Supply
NEO - Renewables
Cogen.
Distribution
Gas
Brazil
Telecoms
Hydro & Other
CF 1H2006

EDP Group's cash flow in the period enabled a €102.8m reduction in net debt vis-à-vis the YE2005. Such reduction is explained by:

• €576.4m related to the final settlement received in January 2006 from the sale of 14.27% of Galp Energia (80% of €720m), that was divested in the end of 2005;

which was partly offset by:

• the payment of the 2005 annual dividend of €365.6m;

• the financing by HC Energia of 6.08% from the 1H2006 tariff deficit in the Spanish regulated system (€103.1m);

• the €58.5m hydro correction payment made to REN during 1H2006 following a dry period (hydro coefficient of 0.65 in the 1H2006);

• financial investments of €62.8m, of which €58.7m are related to the reinforcement of EDP's indirect stakes in Portgás and Setgás from 59.6% and 10.1% to 72.0% and 19.8%, respectively;

• the full consolidation of Portgás balance sheet in 2006 vis-à-vis the proportional consolidation (59.6%) as at December 2005.

Note:

[1] Other adjustments include the reversion of the 2005 €118.0m negative impact that resulted from the mark-to-market of the derivative instrument contracted to hedge the effect of interest rate changes on the NPV calculation of the value of the CMEC. This reversion reflects the positive impact of the recent increases in interest rates.

- 9 -

Financial Debt and Provisions for Social Benefits

Financial Debt Allocation by Business Area (€m)

1H2006

2005

IBERIA

Generation & Supply

2,289.4

2,453.7

NEO - Renewable Energy

1,510.5

1,357.0

Cogeneration

73.3

77.4

Distribution

2,034.1

1,866.0

Gas

173.0

121.6

Brazil

1,085.8

1,064.0

Telecoms

341.8

315.7

EDP SA & Adjustments

3,454.8

2,921.8

Sub-Total

10,962.8

10,177.1

OPTEP Derivative (Liability)

315.0

315.0

Fair Value on Hedged Debt

82.3

92.2

Total Financial Debt

11,360.1

10,584.3

Cash and cash equivalents

1,677.0

861.1

OPTEP Derivative (Asset)

322.5

260.0

EDP Consolidated Net Debt

9,360.6

9,463.2

IMPORTANT NOTE: Cash and cash equivalents in the 1H2006 includes proceeds of Bond issuance in June 2006 and which has not yet been used to refinance debt.

Nominal Financial Debt by Company (€m)

1H2006

2005

EDP S.A. and EDP Finance BV

8,612.0

7,844.8

EDP Produção

26.4

29.0

EDP Comercial

0.2

-

NEO Energía

472.8

-

EDP Distribuição

-

-

Portgás

108.3

70.7

HC Energia

200.3

701.8

Energias do Brasil

1,011.9

1,006.6

Oni

338.8

315.7

Other

9.4

44.1

Nominal Financial Debt

10,780.1

10,012.6

Accrued Interests on Debt

182.7

164.5

Nominal Financial Debt + Accrued Interests

10,962.8

10,177.1

Provisions for Social Benefits (€m)

1H2006

2005

Pensions (1)

1,062.5

1,099.6

Medical Care

754.8

743.6

Total

1,817.3

1,843.2

(1) Pension include the Provision for the HR Restructuring Program costs of EDP Distribuição, which are being recovered through the tariffs

(2) Nominal Value

Debt Ratings

S&P

Moody’s

Fitch

EDP SA & EDP Finance BV

A / Stab / A-1

A2 / Stab / P-1

A / Stab / F1

HC Energia

A3 / Stab / P-2

BBB+ / Stab / F2

Bandeirante

brA-/Stab

Ba3/A3.br/Stab

Escelsa

BB-/brA-/Stab

Ba3/A3.br/Stab

Enersul

Ba3/A2.br/Stab

Med./Long term Debt (2)

Variable Hedged

6%

Fixed

28%

Variable Un-Hedged

66%

Debt by Currency (2)

BRL

0.3%

USD

9.2%

90.4%

Euro

Debt Maturity (€ m) (2)

EDP SA & EDP Finance BV Other

3,000

2,500

2,000

1,500

1,000

500

0

2006

2007

2008

2009

2010

2011

2012

> 2012

IMPORTANT NOTE: The above chart presents debt maturity as of June 30, 2006. During July 2006, EDP repaid €1,025 million of debt, that would mature in 2007, with the proceeds of the bond issued in June 2006.

Financial Income/(Expense) and Amortization of Rights and Concessions

Financial Results (€ m)	1H2006	1H2005	Δ 06/05
Income from group&associated cos.	16.9	25.0	-32.4%
Investment income	3.4	29.1	-88.3%
Financial Investments Gains/(Losses)	**20.3**	**54.1**	**-62.5%**
Net financial interest paid	(197.5)	(175.7)	-12.4%
Net foreign exchange differences	19.7	44.3	-55.6%
Other Financials	138.5	(26.1)	-
Financing Gains/(Losses)	**(39.3)**	**(157.5)**	**75.0%**
Financial results	**(19.1)**	**(103.4)**	**81.6%**

Income from Equity Method (€ m)	1H2006	1H2005	Δ 06/05
REN (30%)	43.7	7.8	461.8%
Electra (30.6%)	(44.2)	-	-
Edinfor (40%)	(0.9)	(5.7)	83.4%
Portgás (59.6% in 2005)	-	5.0	-
Setgás (19.8%)	0.5	0.1	528.5%
CEM (22%)	4.6	4.3	4.8%
Turbogás (40%)	6.3	6.2	0.6%
DECA II (EEGSA (21%))	4.4	3.1	43.9%
HC's subsidiaries	0.9	1.4	-31.3%
NEO's subsidiaries	1.5	-	-
Other	0.2	2.8	-94.3%
Total	**16.9**	**25.0**	**-32.4%**

Amort. of rights and concession (€ m)	1H2006	1H2005	Δ 06/05
EBE	4.1	4.3	-3.1%
IVEN (Escelsa/Enersul)	11.4	10.7	7.0%
EDP LAJEADO (Investco)	1.6	-	-
Comunitel	-	2.2	-
Oni	1.6	1.6	0.0%
Total	**18.8**	**18.8**	**0.1%**


Financial Results
€ m
1H2005
Equity Method
Investment income
Net Interest Paid
Net Forex Differences (1)
Fair Value on Derivatives
Other
1H2006
-103.4
-8.1
-25.7
-21.8
-25.1
+182.1
-17.0
-19.1

Financial results improvement in 1H2006 reflect:

• A €8.1m drop in **"Income from group and associated companies"** mostly resulting from: i) the equity contribution of REN, which reflect the recovery in 1H2006 of previous year's tariff deficits; ii) the provisioning of EDP's financial stake in Electra (Cape Verde), related to guarantees granted by EDP on 60% of that company's bank financing; iii) the improvement in the results of Edinfor (a net loss of €14.3m in the 1H2005 vs. a net loss of €2.4m in the 1H2006). In 1H2006 we started to fully consolidate Portgás (EDP currently owns 72.0% of Portgas).

• **"Net financial interest paid"** increased 12.4% on the back of a 13 b.p. increase in the average cost of debt of the Group due to higher market interest rates and a 9.8% increase in the average level of debt in 1H2006 vs. 1H2005.

• The Brazilian Real appreciation against the US Dollar in the 1H2006 (8%) was weaker than in the 1H2005 (11%). The impact on the dollar denominated debt in Brazil of such currency performance drove **"Net foreign exchange differences"** down €24.6m.

• The **"Other"** financial gains and losses in 1H2006 mostly relates to the fair value of derivatives: i) due to the increase in interest rates, the €118.0m negative impact of the mark-to-market recorded at YE2005, related to the fair value of a derivative contracted by EDP to hedge the effect of interest rate changes on the NPV calculation of the value of CMECs, was fully reverted in 1H2006. Additionally we registered a €30m gain from the early termination of this derivative; ii) the fair value of other derivatives amounted to an additional +€34.1m in 1H2006 vs. 1H2005.

(1) Net Forex Differences in chart were adjusted for hedge instruments accounted in "Other Financials"

- 11 -

Business Areas

Iberian Electricity System

Energy Balance

Portugal

Spain

(GWh)

1H2006

1H2005

D 06/05

1H2006

1H2005

¨ 06/05

Hydroelectric

4,340

2,437

78.1%

11,662

11,191

4.2%

Nuclear

-

-

-

29,390

27,268

7.8%

Coal

7,065

7,278

-2.9%

33,384

38,177

-12.6%

CCGT

5,140

5,921

-13.2%

31,571

21,885

44.3%

Fuel/Gas/Diesel

1,031

2,665

-61.3%

2,687

5,813

-53.8%

Own consumption

-

-

-

(4,209)

(4,446)

5.3%

(-)Pumping

(279)

(276)

-1.1%

(2,547)

(3,207)

20.6%

Conventional Regime

17,297

18,026

-4.0%

101,939

96,682

5.4%

Special Regime

4,090

3,043

34.4%

25,830

25,588

0.9%

Import / (Export) net

3,272

2,929

11.7%

(1,956)

1,068

-

Gross demand

24,659

23,999

2.8%

125,813

123,338

2.0%

Transmission losses and other

(347)

(365)

4.9%

(1,403)

(1,472)

4.7%

Energy delivered to System

24,312

23,634

2.9%

124,410

121,866

2.1%

IBERIAN MARKET

• Electricity gross demand in the Iberian market posted a 2.1% increase in the 1H2006, with electricity demand in Portugal increasing 2.8% and in Spain 2.0%. Alongside with a steady electricity consumption growth, the Iberian market was characterized by a slow recovery of the hydro production levels, still bellow historical average, and a strong increase in wholesale prices following higher marginal electricity generation costs and an increase of thermal output in Spain.

• Regulation in Iberia grants Special Regime Producers’ dispatch priority over all other technologies. In 1H2006, SRPs in Iberia represented 20% of gross demand (+0.5 p.p. than in 1H2005). Most of the increase was registered in the Portuguese system (in 1H2006 SRP’s output represented 17% of gross demand in Portugal vs. 13% in 1H2005) and is explained by an increase in wind farms installed capacity, which went up 75% vis-à-vis 1H2005, to 1,343 MW. In Spain, wind farms installed capacity increased just by 14% to 10,719 MW.

• Regarding conventional regime in Portugal, electricity generation based on natural gas and coal presented a decline vs. 1H2005, as a result of the abovementioned increase in SRP’s output and hydroelectric generation. In Spain, CCGTs generation increased 44.3% YoY, following an increase of installed capacity based on this technology, while electricity output from coal power plants went down by 12.6%.

• In the 1H2006, CO2 emissions in the Iberian market should have surpassed the amount of free emission allowances granted (2006: 39.0m tons CO2 in Portugal and 174.6m tons CO2 in Spain, including allowances reserved for new entrants), which together with the CO2 rights deficit accumulated in 2005 and the higher average prices of CO2 allowances during the 1H2006 vs 1H2005, influenced a lower utilisation level of the less efficient coal power plants.

EDP (for outputs see Annex)

• In the 1H2006, the output of EDP’s conventional power plants in Iberia decreased 2.1%. In Portugal, the lower utilization of the thermal power plants, as a result of the strong rise of the SRP’s output and the hike in international fuel prices, was partly compensated by the higher utilization of EDP’s hydro plants (which represent 50% of its capacity in Portugal) following improved hydrological conditions. In Spain, EDP’s electricity generation decreased 16.7%, mostly due to a lower availability of EDP’s power plants in Spain, following the programmed stoppages in Castejón CCGT (6 weeks), Aboño 2 (7 weeks) and Trillo (4 weeks).

Conventional Generation

EDP

TWh

Portugal

Spain

-2.1%

20.1

19.6

7.6

6.3

12.5

13.3

1H2005

1H2006

Iberian Electricity System

TWh

+3.9%

114.7

119.2

96.7

101.9

18.0

17.3

1H2005

1H2006

Spain Weighted Average Pool Price

+24.4%

71.5

57.5

1H2005

1H2006

€/ MWh

100

75

50

25

0

Jan

Fev

Mar

Abr

Mai

Jun

Jul

Ago

Set

Out

Nov

Dez

2005

2006

Hydro Coeficient

2
1
0

0.41

0.65

2005

2006

Iberian Generation and Supply

Financial Highlights (€ m)	1H2006	1H2005	Δ 06/05
Gross Profit	689.9	703.7	-2.0%
Operating Costs	170.9	147.3	16.0%
EBITDA	519.0	556.4	-6.7%
EBIT	370.6	411.6	-10.0%

Operating Highlights	1H2006	1H2005	Δ 06/05
Installed Capacity (MW)	11,076	10,492	5.6%
Electricity Generation (GWh)	19,552	19,980	-2.1%
Electricity Supply (Liberalised Clients) (GWh)	7,251	5,310	36.6%
Number of Clients (th)	98.0	14.9	6.6x

Contribution to Gross Profit



1H2005
€ m
460.3
280.1
-48.2
11.5
703.7
Generation Supply
PPA
Liberalized
Other
1H2005
1H2006
€ m
466.5
332.4
-120.9
11.8
689.9
Generation Supply
PPA
Liberalized
Other
1H2006

EDP's Generation and Supply scheme in Iberia



PORTUGAL
Power Plants PPA
7,164 MW
Long-Term
PPA
REN (Single Buyer)
Regulated Distribution
Power Plants Liberalized Mkt
1,420 MW
Bilateral
Non-Regulated Supplier
Non-Regulated Clients
SPAIN
Power Plants Liberalized Mkt
2,492 MW
Pool
Bilateral
Non-Regulated Supplier
Non-Regulated Clients

65% of EDP's Iberian capacity is bounded to the PPA's low risk profile, providing stability on cash-flows. PPA contracts secure a remuneration based on availability rather than on output, providing a ROA of 8.5% real pre-tax and the pass-through of fuel and CO2 emission costs.

Liberalised Market: i) balanced generation and supply positions to hedge market prices and volumes volatility; ii) pass-through of marginal cost of generation to final clients.

GWh 1H2006



Portugal
Generation
3,349
Supply
2,749
Net Position 1H2006
600
Net Position 1H2005
-204
Spain
Generation
6,222
Supply
4,501
Net Position 1H2006
1,720
Net Position 1H2005
5,065
Iberia
Generation
9,571
Supply
7,251
Net Position 1H2006
2,320
Net Position 1H2005
4,860

- 14 -

Iberian Generation: PPAs Gross Profit

Gross Profit (€ m)

1H2006

1H2005

D 06/05

PPA Capacity Charge

465.4

452.0

3.0%

PPA Energy Charge

167.7

229.7

-27.0%

Steam (Barreiro) & Ashes

3.8

3.0

27.0%

(-) Direct Costs

170.5

224.4

-24.0%

Gross Profit

466.5

460.3

1.3%

Electricity Generation (GWh)

1H2006

1H2005

D 06/05

Hydroelectric

4,091

2,331

75.5%

Thermal

5,890

7,478

-21.2%

Sines

4,859

4,813

0.9%

Setúbal

850

1,853

-54.1%

Carregado

107

680

-84.3%

Barreiro

74

116

-36.1%

Tunes & Tapada do Outeiro

0

17

-98.0%

Total Generation

9,981

9,810

1.8%

• Given that 65% of EDP’s installed capacity in Iberia operates under long-term Power Purchase Agreements (PPAs), the company’s gross profit is largely sheltered from generation output swings and fuel costs hikes.

• Gross profit from plants with PPAs increased 1.3% given the stable return profile of the PPA Capacity Charge and the pass-through of fuel costs via the PPA Energy Charge. According to the PPA contracts, CO2 emissions and permits for the bounded power stations are managed by REN, the counterpart of our PPAs, thus do not impact EDP’s gross profit. The increase in the PPA Capacity Charge in the period (+3.0%) reflects inflation, the entry into service of Frades (hydro 192MW) in August 2005 and higher availability factors (km) of the thermal power stations (thermal km: 1.060 in 1H2006 vs. 1.051 in 1H2005).

• The fuel procurement margin (energy charge minus fuel costs) dropped from €9.0m in 1H2005 to €0.9m in 1H2006 mainly as a result of the reduction of the spreads between EDP’s coal acquisition cost and the international coal prices’ indices (used as benchmark to calculate the PPA Energy Charge).

Km = 12 months average verified available capacity / 12 months average contracted available capacity

Direct Activity Costs (€m)

1H2006

1H2005

D 06/05

Coal

90.7

105.3

-13.8%

Fuel oil

73.1

112.0

-34.7%

Natural Gas

2.9

1.5

97.1%

Gas Oil

0.1

2.0

-96.6%

Electricity Autoconsumption & Materials

3.7

3.7

-0.1%

Direct Activity Costs

170.5

224.4

-24.0%

1H2005

PPA Gross Profit

1H2006

€m

229.7

452.0

224.4

465.4

167.7

170.5

Gross Profit

460.3

Gross Profit

466.5

- Capacity Charge

- Energy Charge

- Direct Costs

Fuel Cost Diagram

1H2005

80

70

60

50

40

30

20

10

14%

0

0%

€/ MWh

43

22

32%

92%

20%

40%

60%

80%

100%

- Hydro

- Coal

(1) Load Factor: number of equivalent hours to the output of a power plant relative to the total number of hours in the period

Iberian Generation: Liberalised Generation Gross Profit

Electricity Generation (GWh)

1H2006

1H2005

D 06/05

Portugal

3,349

2,685

24.7%

CCGT

3,161

2,624

20.5%

Hydroelectric

188

61

207.9%

Spain

6,222

7,485

-16.9%

Hydroelectric

509

557

-8.6%

Nuclear

528

575

-8.2%

Coal

4,559

5,342

-14.7%

CCGT

704

1,093

-35.6%

(-) Pumping

(79)
(82)

4.2%

Total Generation

9,571

10,170

-5.9%

Selling Price and Fuel Costs

1H2006

1H2005

D 06/05

Avg. Selling Price (€ / MWh)

Portugal

55.2

44.5

24.1%

Spain

65.9

55.4

19.0%

Avg. Fuel Cost (€ / MWh) (1)

Portugal

40.8

34.9

16.9%

Spain

22.6

22.3

1.6%

(1) average fuel costs do not include hydro power plants

Gross Profit ( €m)

1H2006

1H2005

D 06/05

Portugal

53.8

26.3

104.6%

Spain

278.7

253.8

9.8%

Gross Profit

332.4

280.1

18.7%

Fuel Cost Diagram

1H2005

80

70

60

50

40

30

20

10

0

0%

€/ MWh

35

22

84%

72%

80%

3

20%

40%

60%

80%

100%

- Hydro

- Nuclear

- Coal

(1) Load Factor: number of equivalent hours to the output of a power plant relative to the total number of hours in the period

Gross Profit Analysis

€m

280.1

+1.9

-44.0

+38.2

+66.3

-9.8

-1.0

-2.8

+7.6

-4.1

332.4

€m

PT

SP

PT

SP

PT

SP

PT

SP

1H2005

Volume

Selling Price

Fuel & Mix

CO2

Other

1H2006

Output: EDP’s output in the Iberian liberalised market decreased 5.9% in 1H2006. In Portugal, electricity generation increased 24.7% following: i) the start up of Unit III of Ribatejo CCGT in 4Q2005; and ii) the better hydrological conditions in the period. However, the load factor of the Ribatejo CCGT dropped from an average 76% in 1H2005 to an average 61% in 1H2006: i) Unit III was still under tests in Jan-06; ii) outputs from Units I and II in 1Q2006 were reduced in order to rationalize natural gas consumption, since Unit III gas contract started only in Mar-06; and iii) Unit II had a programmed stoppage in 1Q2006. In Spain, the 16.7% reduction is explained by a lower availability of EDP’s power plants in Spain, following mainly the programmed stoppage in Aboño 2 (536MW) during 7 weeks, in 2Q2006, for the triennial maintenance works and LCPD investments, and the programmed stoppages in Castejón CCGT (6 weeks) in 1Q2006 and Trillo (4 weeks) in 2Q2006.

Gross Profit: In Portugal, gross profit more than doubled due to: i) an upward revision of the selling price contracted with EDP Comercial (liberalised supply) and; ii) the increased output which steamed from Unit III at Ribatejo and from the hydro plants. In Spain, the 10% rise is explained by: i) the sound increase of the selling price; and ii) lower costs related with CO2 emissions ( €0.8m in the 1H2006 vs €8.5m in the 1H2005); which more than compensated the lower generation output.

Fuel Costs: In Portugal, the average natural gas cost per MWh increased 16.9%, as a result of the hike in the price of Brent, to which the natural gas contracts of Ribatejo CCGT are indexed. In Spain, average fuel costs per MWh increased 1.6% vs. the 1H2005, mainly as a result of a strong increase in the average natural gas price, while average fuel costs of coal power plants fell by 4%.

CO2 Emissions: In Portugal, there was a negative €2.8 million impact in 1H2006 gross profit from the 127,000 tons CO2 emissions deficit in the period. Note that in 1H2006 we are just accounting for permits attributed to Units I and II of Ribatejo CCGT, while emissions are related to the three units. Unit III is expected to receive circa 0.8 million tons of CO2 permits in 2H2006. In Spain, CO2 emissions amounted to 5.3m tons and were 0.5m tons above the emissions free allowances attributable in the period, which had a negative impact of €10m in gross profit. Additionally, the 28m provision booked in 2005, related to the insufficiency of CO2 allowances for that period (1.4m tons), was updated in order to reflect the current market prices for CO2 ( €16/ton in Jun-06 vs. €21/ton in Dec-05). This had a positive impact of €9m in gross margin.

Iberian Generation

Income Statement (€ m)	Portugal			Spain		
	1H2006	1H2005	Δ 06/05	1H2006	1H2005	Δ 06/05
Operating Revenues	**845.2**	**861.0**	**-1.8%**	**461.9**	**442.5**	**4.4%**
Direct Activity Costs	**313.1**	**362.8**	**-13.7%**	**183.2**	**188.7**	**-2.9%**
Gross Profit	**532.1**	**498.1**	**6.8%**	**278.7**	**253.8**	**9.8%**
Gross Profit/Revenues	63.0%	57.9%	5.1 pp	60.3%	57.4%	3.0 pp
Supplies and services	38.2	37.4	2.3%	19.6	18.3	7.3%
Personnel costs	39.2	41.7	-6.1%	14.9	14.4	3.7%
Costs with social benefits	7.5	5.4	39.4%	0.7	0.7	3.4%
Generation centre rentals	1.9	1.9	0.2%	-	-	-
Other operating costs / (revenues)	(0.6)	(1.6)	-	33.6	5.6	-
Operating Costs	**86.1**	**84.7**	**1.6%**	**68.9**	**39.0**	**76.6%**
EBITDA	**446.0**	**413.4**	**7.9%**	**209.8**	**214.8**	**-2.3%**
EBITDA / Revenues	52.8%	48.0%	4.7 pp	45.4%	48.6%	-3.1 pp
Depreciation and amortization	104.6	97.0	7.9%	41.9	45.4	-7.7%
Comp. of subsidised assets' depr.	(1.8)	(2.0)	11.8%	-0.1	-0.1	4.2%
EBIT	**343.1**	**318.5**	**7.7%**	**168.0**	**169.5**	**-0.9%**
EBIT / Revenues	40.6%	37.0%	3.6 pp	36.4%	38.3%	-1.9 pp



Contribution to EBITDA
€ m
+58.8
+0.8
-32.1
628.2
655.8
1H2005
Gross Profit
Operating Costs
RD 3/2006
1H2006

Number of Employees	1H2006	1H2005	Δ 06/05
Employes			
Portugal	1,673	1,726	-53
Spain	607	610	-3
MW / Employee			
Portugal	5.2	4.7	10.6%
Spain	4.1	4.1	0.5%

PORTUGAL

• EBITDA was up 7.9% mostly due to the increase in gross profit, as previously explained. Operating costs went up 1.6% as explained below.

• Supplies and services increased 2.3% mostly as a result of higher operating and maintenance costs associated with the increased installed capacity (+392MW Unit III Ribatejo CCGT and +192MW Frades Hydro Power Station).

• Personnel costs decreased 6.1% in the 1H2006, and cost with social benefits increased 39.4% because the 1H2005 figure is affected by a reduction in pension premiums related with excess provisioning identified by the 2005 actuarial study.

SPAIN

• The good performance at the gross profit level was not reflected at the EBITDA level due to the impact of the application of the RD 3/2006.

• RD 3/2006: The Spanish Government, aiming for a reduction of the tariff deficit for 2006, approved in February 24, 2006, the Royal Decree-Law 3/2006, which modifies the settlement mechanism of the energy sold by generators and purchased by distributors in the pool by the same company, and reconsiders the value of the CO_2 emission allowances granted free of charge to the generation companies. In light of HC's interpretation of the current legislation, the total tariff deficit estimated for the period amounts to €1.7bn, of which HC Energia has to finance 6.08% (€103m). This was not deducted from revenues considering that the current legislation assures its recovery. Regarding CO_2 allowances, EDP booked a €29m provision to cover the potential return of the CO_2 emission allowances granted free of charge for the periods of January and February 2006 (1.5m tons). As from March 2006, according to the interpretation done on the RD 3/2006, only the CO_2 emission allowances, which respect to electricity generation sold in the Spanish pool and not through bilateral contracts, should be deducted from generation revenues. This had a negative impact of €2.9m in the period between March and June 2006, corresponding to 0.14m tons of CO_2 emissions. Since March 2006, HC is selling most of its generation through bilateral contracts to the supply business or through regulated bilateral contracts with the distribution activity.

- 17 -

Iberian Supply

Income Statement (€ m)	Portugal			Spain		
	1H2006	1H2005	Δ 06/05	1H2006	1H2005	Δ 06/05
Operating Revenues	**186.8**	**176.3**	**6.0%**	**343.0**	**144.1**	**138.0%**
Direct Activity Costs	**220.2**	**179.8**	**22.5%**	**430.4**	**188.8**	**127.9%**
Gross Profit	**(33.4)**	**(3.5)**	**-851.0%**	**(87.4)**	**(44.7)**	**-95.6%**
Gross Profit/Revenues	-17.9%	-2.0%	-15.9 pp	-25.5%	-31.0%	5.5 pp
Supplies and services	4.9	4.7	5.4%	12.5	11.4	9.9%
Personnel costs	3.0	1.2	156.0%	2.7	3.1	-13.3%
Costs with social benefits	0.2	0.2	23.4%	0.1	0.1	-9.3%
Generation centre rentals	0.0	0.0	-24.4%	-	-	-
Other operating costs / (revenues)	7.6	(0.0)	-	(15.1)	3.0	-
Operating Costs	**15.8**	**6.0**	**161.8%**	**0.1**	**17.6**	**-99.2%**
EBITDA	**(49.2)**	**(9.5)**	**-416.0%**	**(87.5)**	**(62.3)**	**-40.5%**
EBITDA / Revenues	-26.3%	-5.4%	-20.9 pp	-25.5%	-43.2%	17.7 pp
Depreciation and amortization	2.4	2.2	9.7%	1.4	2.4	-42.8%
Comp. of subsidised assets' depr.	-	-	-	-	-	-
EBIT	**(51.6)**	**(11.7)**	**-341.2%**	**(88.9)**	**(64.7)**	**-37.5%**
EBIT / Revenues	-27.6%	-6.6%	-21.0 pp	-25.9%	-44.9%	18.9 pp

Number of Employees	1H2006	1H2005	Δ 06/05
Employees			
Portugal	91	78	+13
Spain	86	112	-26

Gross Profit Analysis



1H2005
Volume
Selling Price
Electricity Cost
Other
1H2006
PT
SP
PT
SP
PT
SP
-48.2
+0.1
-39.0
+12.3
+20.1
-48.0
-26.6
+8.3
-120.9
€ m

Electricity Sales to Liberalised Clients	1H2006	1H2005	Δ 06/05
Electricity Supplied (GWh)	7,251	5,310	36.6%
Portugal	2,749	2,890	-4.9%
Spain	4,501	2,420	86.0%
Market Share	15%	11%	4 p.p.
Portugal	62%	65%	-3 p.p.
Spain	10%	5%	5 p.p.
Number of Clients (th)	98.0	14.9	6.6x
Portugal	7.1	7.8	-8.9%
Spain	90.9	7.1	12.8x
Supply net selling price (€ / MWh)			
Portugal	42	37	12.0%
Spain	47	42	10.6%

PORTUGAL

- EDP has been revising supply contracts pricing conditions upon maturity given the highly competitive regulated tariffs. This resulted in some client switching to the regulated tariff system. Such switching was also followed by the clients of EDP's competitors.
- The increase in the supply net selling price (after TPA tariffs) (+12.0%) contributed +€12.3m to gross profit and follows the upward revision of the commercial conditions of client's contracts upon maturity and the capture of new clients with better price conditions .
- Electricity purchases are done through a fixed price contract established with EDP's energy management unit. The reference price for this contract was reviewed in 4Q2005 to reflect updated expectations regarding electricity wholesale prices. This upward revision of the electricity cost accounts for €48.0m in gross profit drop in 1H2006.
- In 2Q2006 vis-à-vis 1Q2006, the gross profit improved to -€6.2m from -€27.2m, while volumes sold decreased to 1,165 GWh from 1,585 GWh.
- Other operating costs/(revenues) in the 1H2006 include: i) costs with consumption deviation (-€5.4m) and; ii) provisions for bad debtors (-€4.8m).

SPAIN

- The strong increase of volumes sold in the Spanish liberalised market, is a result of: i) the 1,500 GWh awarded to HC Energia in the 2006 RENFE's public tender for electricity supply (out of 2,287 GWh); and ii) the launch of a marketing campaign in the last months to promote a dual-fuel offer and an enhanced service proposition to residential clients.
- The €43m decrease in the gross profit of the Spanish supply activity is explained by: i) the increase of the electricity purchase costs as a result of the hike in wholesale prices; ii) a 11% increase of the net selling price (after TPA tariffs) following the revision of the commercial conditions of all existing contracts upon maturity and the capture of new clients with higher pricing conditions; and iii) an increase of the supplied volumes in a context of high procurement costs.
- It is important to highlight that both in new supply contracts and in the renegotiation of the current contracts, the selling price is being settled above an estimated marginal generation cost for the system. However, in accounting terms, electricity purchases for the Spanish supply business' are indexed to the pool prices.
- In 2Q2006 vis-à-vis 1Q2006, the gross profit improved to -€21.4m from -€66.0m, while volumes sold decreased to 2,159 GWh from 2,343 GWh.
- The swing in the other operating costs (or revenues) line is explained by the fact that in 2005 HC Energia booked a €7.7m provision to cover potential margin losses in the supply activity (vis-à-vis generation marginal cost), that was now reverted.

- 18 -

Renewable Energies: NEO Energía

Financial Highlights (€ m)	1H2006	1H2005	Δ 06/05
Gross Profit	98.3	44.6	120.3%
Operating Costs	27.6	14.1	95.8%
EBITDA	70.7	30.5	131.6%
EBIT	35.5	16.9	109.6%

• NEO – Novas Energias do Ocidente is a company that was created in 2005 to design, build and operate EDP Group's projects for the production of electricity from renewable sources in the Iberian Peninsula and Europe. NEO, which holds the assets of Enernova (renewable business in Portugal), Genesa (renewable business in Spain) and NEO Desa (acquired by NEO at the end of 2005 – renewable business in Spain), will enable EDP Group to consolidate its position in the sector of the renewable energies in the Iberian market.

Contribution to Gross Profit



€ m
44.6
6.8
48.1
-1.8
0.6
98.3
1H2005
Wind PT
Wind SP
Other Renewables
Others & Adjust.
1H2006

Quarterly Wind Average tariff



Portugal
92
96
68
67
121
121
89
2Q2005
3Q2005
4Q2005
1Q2006
2Q2006
Spain
72
92
120
117
166
364
312
2Q2005
3Q2005
4Q2005
1Q2006
2Q2006
GWh
Average Tariff (€/MWh)

Contribution to EBITDA



€ m
30.5
53.7
-5.3
-3.1
-0.03
-5.1
70.7
1H2005
Gross profit
Supplies and services
Personnel costs
Generation centre rentals
Other operating costs
1H2006

• EDP has been investing substantially in renewable energies. In 2005, the company acquired: i) five wind farms from Tecneira, in Portugal - with 50 MW in operation and some 70 MW in the pipeline until 2007; ii) the Ortiga and Safra/Coentral wind farms, in Portugal - Ortiga (12 MW) started operations in Jun 2006 and another 40 MW are in the pipeline until 2007; iii) Desa, in Spain - with 274 MW [(1)] in operation and close to 1,190 MW in the pipeline until 2010; iv) Ider in Spain with 114 MW under development and to start operations until 2007 and v) Weom in France with 30 MW under development, which are expected to enter into operation until the end of 2007.

• As of June 2006, NEO had a total gross installed wind capacity of 1,108 MW. Until the end of 2006, an additional 343 MW are expected to enter into service, out of which 107 MW in Portugal, 216 MW in Spain and 20 MW in France.

• Gross profit & EBITDA benefited from the investments made by EDP during year 2005 (Desa – 224 MW and Tecneira – 50 MW) and from the entry into service of additional capacity in both Portugal (21 MW) and Spain (164 MW).

[(1)] Gross Installed Capacity

- 19 -

Renewable Energies: NEO Energía

Income Statement (€ m)	1H2006	1H2005	Δ 06/05
Operating Revenues	**125.2**	**61.2**	**104.4%**
Direct Activity Costs	**26.9**	**16.6**	**62.0%**
Gross Profit	**98.3**	**44.6**	**120.3%**
Gross Profit/Revenues	78.5%	72.9%	5.6 pp
Supplies and services	15.3	10.0	53.3%
Personnel costs	5.8	2.7	112.8%
Generation centre rentals	0.4	0.4	8.7%
Other operating costs / (revenues)	6.2	1.0	-
Operating Costs	**27.6**	**14.1**	**95.8%**
EBITDA	**70.7**	**30.5**	**131.6%**
EBITDA / Revenues	56.4%	49.8%	6.6 pp
Depreciation and amortization	35.6	13.7	159.9%
Compensation of subsidised assets' depreciation	(0.4)	(0.1)	-276.7%
EBIT	**35.5**	**16.9**	**109.6%**
EBIT / Revenues	28.4%	27.7%	0.7 pp

Number of Employees	1H2006	1H2005	Δ 06/05
Portugal	22	17	+ 5
Spain	198	108	+ 90
NEO Holding	3	0	+ 3
Total	**223**	**125**	**+ 98**

• By the end of 1H2006, EDP Group's renewable installed capacity in Iberia totalled 933 MW, out of which 848 MW of wind – 213 MW in Portugal and 635 MW in Spain. In Portugal, last year's acquisition of Tecneira (50 MW in operation), the re-powering of Fonte da Quelha/Alto do Talefe (+3 MW / Sep-05), and Pena Suar (+6 MW / Dec-05) wind farms, and the entry into service of the Ortiga wind farm (+12 MW / Jun-06) allowed NEO to increase its wind capacity by 71 MW year-on-year. In Spain, wind installed capacity increased 388 MW on the back of last year's acquisition of Desa (224 MW in operation) and the entry into operation of Sotonera (19 MW / Jul-05), Boquerón (22 MW / Jan-06), Belchite (50 MW / Jan-06) and La Brújula (73 MW / Jun-06) wind farms.

• NEO's electricity emissions from renewable sources in Iberia totalled 1,070 GWh in 1H2006, up 81% YoY, on the back of the additional capacity that was brought on stream, but also as a result of an increase in the number of equivalent service hours of our Iberian wind farms to 1,161 hours in 1H2006 from 1,085 hours in 1H2005 (the equivalent to an increase in the load factor to 27% from 25%).

• Gross profit more than doubled benefiting from the increase in both the installed capacity and load factor as well as from the higher average selling prices of the energy produced by our Iberian wind farms. In 1H2006, the energy produced by our Portuguese and Spanish wind farms was sold at an average price of €96/MWh and 95€/MWh respectively, which compares with average prices of €91/MWh and €72/MWh, respectively in the 1H2005.

Installed Capacity (MW)	1H2006	1H2005	Δ 06/05
Wind	848	390	+458
o/w in Portugal	213	142	+71
o/w in Spain	635	248	+388
Biomass	4	7	-3
Waste	79	69	+9
Small Hydro	3	3	-
Total	**933**	**469**	**+464**

Wind farms monthly load factor



Portugal
27%
24%
2005
2006
Spain
24%
28%
2005
2006

Electricity Generation (GWh)	1H2006	1H2005	Δ 06/05
Wind in Portugal	210	161	30.6%
Wind in Spain	676	240	181.8%
Biomass	5	9	-39.1%
Waste	177	178	-0.6%
Small Hydro	1	3	-60.4%
Total	**1,070**	**591**	**81.0%**

Gross Profit (€ m)	1H2006	1H2005	Δ 06/05
Wind in Portugal	21.4	14.7	46.2%
Wind in Spain	66.1	18.0	-
Waste & Biomass	8.4	10.0	-16.5%
Small Hydro	0.07	0.20	-64.2%
Others & Consolidation Adjustments	2.3	1.7	33.8%
Total	**98.3**	**44.6**	**120.3%**

• Operating costs reflect: i) an additional €3.7m that were spent in O&M costs (S&S) with the maintenance of existing wind farms; ii) a €0.4m increase in charges from EDP, S.A.; iii) an increase in the number of employees (78 employees from the acquisition of Desa); iv) a €1.5m non-recurring expense related to an indemnity that NEO had to pay as a consequence of a delay in the re-start of operations of the Sidergás (waste – 20 MW) power plant after a stoppage for maintenance; and v) a €2.6m one-off cost related to account for fixed asset losses.

• All in all EBITDA improved from €30.5m in 1H2005 to €70.7m in 1H2006, which represents a 56.4% EBITDA margin, up 6.6 p.p. YoY.

• Depreciations rose from €13.7m in 1H2005 to €35.6m in 1H2006 mostly due to the previously mentioned increase in NEO's installed capacity.

Load Factor: number of equivalent hours to the output of a wind farm relative to the total number of hours in the period, considering the date on entry into industrial service of each wind farm

- 20 -

Distribution in Iberia

Financial Highlights (€ m)	1H2006	1H2005	Δ 06/05
Gross Profit	642.5	646.0	-0.5%
Operating Costs	379.6	356.7	6.4%
EBITDA	262.9	289.3	-9.1%
EBIT	124.1	148.1	-16.2%

• EDP Group's Distribution activity in Iberia comprises EDP Distribuição, the Group's subsidiary for electricity distribution, in the regulated and non-regulated markets, and supply, to the regulated system, in Portugal, and HC Energia's distribution company in the Spanish electricity market.

Contribution to Gross Profit



€ m
646.0
+57.2
-45.8
+0.8
-12.2
-3.5
642.5
Portugal
Spain
1H2006
Allowed Revenues
Tariff Difference
Regulated Revenues
RD 3/2006 Impact
Other
1H2005

Efficiency - Opex / Regulated Revenues



Portugal
+1.3 pp
50.9%
52.2%
1H2005
1H2006
Spain
-1.8 pp
65.4%
63.6%
1H2005
1H2006

Contribution to EBITDA



€ m
289.3
-3.5
-22.9
262.9
1H2005
Gross Profit
Operating Costs
1H2006

• Gross profit from EDP Group´s distribution activity in Iberia decreased slightly by 0.5% YoY:

(a) in Portugal, allowed revenues increased 9.3% YoY while electricity gross profit increased 2.0%, reflecting an €84.3m tariff difference to be recovered in 2008 (compared with €38.5m in the 1H2005) – out of that tariff difference: i) €67.3m resulted from higher costs with energy purchases for regulated customers; and ii) the balance is mostly explained by the transfer of MV/SLV clients from the liberalised market back to the regulated tariff (for further detail, see page 23). We recall that in 2005, the unanticipated rise in fuel costs and special regime generation volumes led to a significant increase in the system's costs, which, along with the fact that 2006 increases in LV clients' tariffs were limited to inflation, created a already known tariff deficit of €369m for 2006, of which approximately €115 million were attributed to EDPD, to be recovered with interests between 2007 and 2011. Nevertheless, in opposition to 1Q2006, and due to the Government's recognition of the right to receive this tariff deficit in a 5 year time period, EDPD booked in its 1H2006 electricity revenues about half of this tariff deficit (€59m) and accounted it as a receivable in its balance sheet. We are expecting the Portuguese Government to release some legal support that will define the conditions upon which EDPD will be able to recover this tariff deficit. If such legal support is not released until the end of the year, EDP will have to revert from its accounts the recognition of the right to receive this tariff deficit.

(b) in Spain, despite a €0.8m increase in the electricity regulated revenues, gross profit was affected by a €12.2m negative impact from the application of the Royal Decree 3/2006. This impact on the distribution activity is not definitive because the €42.35/MWh price recognized by the RD that modifies the settlement mechanism was established on a provisional basis.

• Regarding EDP's distribution activity in Portugal, we recall that by the end of June, ERSE made an extraordinary 2006 tariff review to reflect a change in the allocation, among electricity clients, of the burden resulting from the higher production costs of renewable energy, which translated into a decrease of electricity tariffs for industrial clients, starting July 2006. As increases in 2006 electricity tariffs for residential customers are subject to an inflation cap, this extraordinary review created an additional tariff deficit of €30m in 2H2006, out of which €9m were attributed to EDPD (also to be recovered with interests between 2007 and 2011).

- 21 -

Distribution in Portugal

Electricity Consumers (thousand)	1H2006	1H2005	Δ 06/05
Regulated	5,937.4	5,850.2	87.2
Non-regulated	10.6	10.7	-0.1
Total Electricity Consumers	**5,948.0**	**5,860.9**	**87.2**

Electricity Distributed (GWh)	1H2006	1H2005	Δ 06/05
Very High Voltage	720	682	5.7%
High Voltage	2,726	2,574	5.9%
Medium Voltage	7,099	6,689	6.1%
Low Voltage	12,288	11,848	3.7%
Electricity Distributed	**22,834**	**21,792**	**4.8%**
o/w Third-Party Access	4,407	4,422	-0.3%

Electricity Sales & Gross Profit (€ m)	1H2006	1H2005	Δ 06/05
Electricity Revenues	2,104.4	1,856.0	13.4%
Electricity Purchases	1,515.9	1,278.8	18.5%
Electricity Gross Profit	**588.5**	**577.1**	**2.0%**
Total Allowed Revenues	672.8	615.6	9.3%
Tariff Difference to Recover/(Return)	**84.3**	**38.5**	**-**

Regulated Revenues (€ m)	1H2006	1H2005	Δ 06/05
Fixed component of the UDGr: HV and MV (€ m)	68.2	-	-
Unit revenue for the UDGr: HV and MV (€ / MWh)	5.6	8.3	-32.3%
Electricity delivered to BES/NBES: HV and MV (GWh)	22,903	21,871	4.7%
Fixed component of the UDGr: LV (€ m)	133.1	-	-
Unit revenue for the UDGr: LV (€ / MWh)	13.6	24.5	-44.4%
Electricity delivered to BES/NBES: LV (GWh)	12,288	11,848	3.7%
UDGr allowed revenues	**496.8**	**470.8**	**5.5%**
Average assets of the NS activity (net of amortisations)	246.2	277.7	-11.3%
Annual Return on average assets of NS activity (%)	8.0	8.5	-5.9%
Assets' amortisation of NS activity	21.7	23.8	-8.8%
Annual structural comercial costs of NS activity	35.5	29.3	21.3%
Network Supply allowed revenues	**67.1**	**64.9**	**3.4%**
Average assets of SPS activity (net of amortisations)	15.9	49.0	-67.5%
Annual Return on average assets of SPS activity (%)	8.0	8.5	-5.9%
Assets' amortisation of SPS activity	1.1	3.3	-67.8%
Annual structural comercial costs of SPS activity	33.6	33.8	-0.5%
Supply in Public System allowed revenues	**35.3**	**39.1**	**-9.8%**
t-2 tariff adjust. for UDGr, SPS and NS	**18.3**	**8.1**	**125.2%**
t-1 & t-2 tariff adjust. for Energy Aquisition activity	**43.3**	**13.8**	**213.7%**
HR Restructuring Costs Recovery	**12.0**	**18.9**	**-36.1%**
Total Allowed Revenues	**672.8**	**615.6**	**9.3%**

• In 1H2006, electricity distributed increased 4.8% YoY, to 22.8 TWh. Consumption in HV and MV segments was driven by the co-generators' consumption from the regulated system (+1.2 p.p.) as they opted to sell to the system all the energy they produced at special regime's prices, thus benefiting from the tariff differential between the two regimes. Excluding the impact from co-generators' consumption as well as the temperature (-0.3 p.p.) and working days (+0.2 p.p.) effects, consumption would have increased 3.7%.

• The number of clients purchasing electricity in the liberalised market decreased 11.3% between Mar-06 and Jun-2006, reflecting the transfer of some MV and SLV clients back to the regulated system, following an increase in electricity prices in the liberalised market. As a result, electricity sales in the liberalised market decreased 20% quarter-on-quarter to 2.0 TWh in 2Q2006.

• EDPD's allowed revenues increased 9.3% year-on-year:
a) The Use of the Distribution Grid (UDGr) revenues increased 5.5% on the back of higher electricity-flow into EDPD's network. Note that during the 2006 Tariffs Review, ERSE changed the calculation formula of the UDGr activity allowed revenues by introducing a fixed component (€201.3m in 1H2006), independent of electricity distributed volumes.

b) Allowed revenues for the Network Supply (NS) and the Supply in the Public System (SPS) activities reflect: i) a 50bp decrease in the regulated rate of return for these activities and ii) a lower regulated asset base, which followed the transfer of some assets to EDP Soluções Comerciais, a company that was created in 2005 to manage the commercial systems, supply commercial services to EDPD and EDPC, and allow the capture of synergies within the supply activities and a tight control over commercial costs in an increasingly liberalised environment. ERSE accepted as part of EDPD's controllable costs the remuneration and depreciation of such assets, which reflected into a 9.7% increase in structural commercial costs for the NS and SPS activities.

c) Allowed Revenues for the 1H2006 also include €61.6m related to the recovery of previous years' costs and €12.0m from the recovery of costs incurred within the scope of the EDPD's Human Resources Restructuring Programme (HRRP).

• Costs with electricity purchases rose 18.5% year-on-year as a result of: i) a 2.9% increase in electricity delivered to the distribution grid; ii) an increase in energy acquisition from Special Regime Producers; iii) higher average fuel costs and iv) an increase in the average Global Use of the System tariff.

- 22 -

Distribution in Portugal

Income Statement (€ m)	1H2006	1H2005	Δ 06/05
Operating Revenues	**2,117.2**	**1,871.8**	**13.1%**
Direct Activity Costs	**1,523.5**	**1,286.3**	**18.4%**
Gross Profit	**593.7**	**585.5**	**1.4%**
Gross Profit/Revenues	28.0%	31.3%	-3.2 pp
Supplies and services	115.6	119.0	-2.8%
Personnel costs	97.5	95.9	1.6%
Costs with social benefits	29.3	9.7	202.5%
Concession fees	103.3	100.9	2.5%
Other operating costs / (revenues)	(3.0)	(4.0)	26.4%
Operating Costs	**342.8**	**321.4**	**6.6%**
EBITDA [1]	**251.0**	**264.1**	**-5.0%**
EBITDA / Revenues	11.9%	14.1%	-2.3 pp
Depreciation and amortization	168.3	166.0	1.4%
Compensation of subsidised assets' depreciation	(41.1)	(39.6)	-3.9%
EBIT	**123.8**	**137.7**	**-10.1%**
EBIT / Revenues	5.8%	7.4%	-1.5 pp

Number of Employees	1H2006	1H2005	Δ 06/05
Number of Employees	5,268	5,438	-170
GWh / Employee	4.33	4.01	8.2%
Clients / Employee	1,127	1,076	4.8%

• Electricity gross profit in 1H2006 came €84.3m below allowed revenues, of which:
a) €67.3m result from higher costs with energy purchases. Firstly, energy output to be purchased by the regulated system from special regime producers was lower than ERSE's forecasts when setting 2006 tariffs, implying that, in the future, EDPD will have to recover part of the fixed component of electricity purchases related to special regime production that was charged by REN. Secondly, ERSE did not forecast the increase in regulated system consumption that followed the transfer of MV/SLV clients from the liberalised market back to the regulated system, implying that this increase in consumption had to be satisfied through higher than expected energy purchases, namely from the non-regulated system ("parcela livre"), neither considered in the 2006 tariff review; and

b) the balance is mostly explained by the fact that the above-mentioned MV/SLV clients that are coming back to the regulated tariff in 2006 are charged with lower average electricity tariffs, thus not allowing the immediate pass-through of all electricity acquisition costs that the company supported to satisfy this additional consumption.

Contribution to EBITDA



€ m
264.1
+8.3
+3.4
-21.2
-2.5
-1.1
251.0
1H2006
Gross profit
Supplies and services
Personnel & social benefits costs
Concession fees
Other operating revenues
1H2005

• Supplies & Services decreased 2.8% YoY as a result of: i) a €8.9m decrease in commercial costs due to both lower set-up costs (€3.2m in the 1H2005 related to the re-branding of EDPD's commercial network) and lower billing and posting expenses (in 2006, the company started invoicing every two months instead of monthly) and ii) a €3.8m decrease in IT costs, which were mostly compensated by iii) a €9.0m increase in management fees from EDP S.A. and EDP Valor.

• The number of employees was reduced by 170 between the 1H2005 and the 1H2006. This reduction was achieved through the 2005 Human Resources Restructuring Programme (119 employees – Dec 2005), and the achievement of 54 retirements and early retirements during the 1H2006.

• Personnel costs increased 1.6% YoY (or 1.1% excluding personnel costs capitalization and severance payments), following a 2.74% average salary increase in 2006 and a €0.2m increase in bonuses paid, both more than compensating the positive impact of savings achieved through personnel reduction.

• Costs with social benefits increased €19.6m YoY on the back of a €17.5m increase in pension premiums due to: i) the accounting in 1H2005 of a €22.3m income resulting from a decrease in pension provisions following a surplus identified by the 2005 actuarial study; which was partly compensated by ii) a decrease in pension premiums because of an expected increase of the return on Pension Fund's assets.

[1] Normalized EBITDA (i.e. excluding tariff differences, t-2 and t-1 tariff adjustments and HR restructuring costs recovery) is €272.7m for the 1H2006 and €259.3m for the 1H2005

- 23 -

Distribution in Spain

Income Statement (€ m)	1H2006	1H2005	Δ 06/05
Operating Revenues	**96.7**	**76.5**	**26.4%**
Direct Activity Costs	**47.9**	**15.9**	**200.3%**
Gross Profit	**48.8**	**60.6**	**-19.4%**
Gross Profit/Revenues	50.5%	79.2%	-28.7p.p.
Supplies and services	25.8	24.0	7.5%
Personnel costs	12.9	12.3	5.5%
Costs with social benefits	0.4	0.4	5.4%
Other operating costs / (revenues)	(2.3)	(1.3)	-71.2%
Operating Costs	**36.9**	**35.3**	**4.4%**
EBITDA	**11.9**	**25.2**	**-52.8%**
EBITDA / Revenues	12.3%	33.0%	-20.7p.p.
Depreciation and amortization	12.6	15.7	-19.7%
Compensation of subsidised assets' depreciation	(1.1)	(0.9)	-12.2%
EBIT	**0.4**	**10.5**	**-96.5%**
EBIT / Revenues	0.4%	13.7%	-13.3p.p.

• Gross profit of the Spanish Distribution activity decreased 19.4% following: i) the negative impact of the application of the RD 3/2006, according to its interpretation (-€12.2m); and ii) an increase in the remuneration for the regulated activities recognised in the 2006 tariff (+€0.8m):

i) the RD 3/2006 approved in February 24, 2006, considers that as of March 2006, the generation sales and the distribution purchases of electricity, made simultaneously and within the same group, are netted and priced at a provisional €42.35/MWh (average generation cost of the conventional regime included in the 2006 tariff). HC's distribution purchases that were netted against its own generation amounted to 695 GWh (17% of total distribution purchases in the 1H2006). The impact of this measure (-€12.2m) is accounted in the distribution business, as the difference between the acquisition price of this electricity and the €42.35/MWh. According to the RD the final settlement price should be adjusted before year-end to reflect transparent and objective prices of electricity markets;

ii) regarding the regulated revenues, according to the RD 1556/2005 that sets the revenues for the Spanish regulated activities for 2006, of the €3,016.7m attributed to the electricity distribution activity, €96.1m or 3.2% were allocated to our Spanish Distribution activity.

Contribution to EBITDA



€ m
25.2
-12.2
+0.8
-1.8
-0.7
+0.6
11.1
1H2005
RD 3/2006 Impact
Regulated Revenues
Supplies and services
Personnel costs
Other operating revenues
1H2006

Electricity Consumers (thousand)	1H2006	1H2005	Δ 06/05
Regulated	530	572	-7.4%
Non-regulated	66	8	671.8%
Total Electricity Consumers	**596**	**581**	**2.6%**

Electricity Distribution (GWh)	1H2006	1H2005	Δ 06/05
High Voltage	1,287	1,224	5.1%
Medium Voltage	598	546	9.5%
Low Voltage	2,898	2,902	-0.1%
Electricity Distributed	**4,783**	**4,672**	**2.4%**
o/w Third-Party Access	730	760	-3.9%

Regulated Revenues (€ m)	1H2006	1H2005	Δ 06/05
Transmission	3.9	3.8	2.9%
Distribution	48.7	48.0	1.4%
Supply	3.8	3.7	2.1%
Electricity Regulated	**56.4**	**55.6**	**1.5%**

Number of Employees	1H2006	1H2005	Δ 06/05
Number of Employees	394	398	-4
GWh / Employee	12.14	11.74	3.4%
Consumers / Employee	1,512	1,459	3.6%

- 24 -

Gas in Iberia

Financial Highlights (€ m)	1H2006	1H2005	Δ 06/05
Gross Profit	108.4	80.5	34.7%
Operating Costs	38.8	27.1	43.4%
EBITDA	69.6	53.5	30.2%
EBIT	52.1	38.3	36.1%

• Today, EDP has significant gas assets in Iberia, mainly in the distribution activity where it has a market share of 7%[1] and a total number of clients of approximately 780,000. EDP's assets comprise the Spanish company Naturgas (56.2% controlled by EDP, through HC Energia) and the Portuguese distribution companies Portgás (72.0%; fully consolidated) and Setgás (19.8%; equity consolidated).



Contribution to Gross Profit
€ m
80.5
+17.8
+3.1
+14.2
-7.3
108.4
1H2005
Consolidation Portgás
Regulated Revenues SP
Liberalised Margin SP
Other SP
1H2006



Liberalised Supply - Volumes & Clients
Supplied GWh
Clients (th)
2,720
2,707
2,680
3,684
3,691
3,059
2
5
48
94
128
141
1Q2005
2Q2005
3Q2005
4Q2005
1Q2006
2Q2006



Contribution to EBITDA
€ m
53.5
+27.9
-11.8
69.6
1H2005
Gross Profit
Operating Costs
1H2006

• In April 2006, EDP concluded the reinforcement of its stakes in Portgás from 59.6% to 72.0% and Setgás from 10.1% to 19.8%, respectively, after the non-opposition by the Portuguese Competition Authority to the acquisition by EDP of Endesa's indirect holdings in these companies. Such operation strengthened EDP's foothold on the Portuguese gas market where it expects to increase its client base upon liberalisation. In May 2006, Naturgas concluded the acquisition of the remaining 50% of Bilbogas's share capital, following regulatory approval.

• In Spain, through Naturgas, EDP changed its commercial branding and launched a strong marketing campaign to promote a dual-fuel offer and to capture new clients in the liberalised market. The strong increase in clients (+136,428) and in volumes (+1,323 GWh) reflects the success attained by Naturgas, from this marketing effort.

• In 1Q2006 Naturgas was affected by an exceptional necessity to acquire gas in the spot market at higher prices than those foreseen under the company's current sourcing contracts. This led to an additional non-recurring cost of €15m which had a negative impact on Naturgas' gross margin in 1Q06.

[1] Excluding gas distributed to the electricity sector

- 25 -

Gas in Portugal (Portgás - 100%)

Income Statement (€ m)	1H2006	1H2005	Δ 06/05
Operating Revenues	**54.0**	**43.0**	**25.7%**
Direct Activity Costs	**29.2**	**20.3**	**44.3%**
Gross Profit	**24.8**	**22.7**	**9.1%**
Gross Profit/Revenues	45.9%	52.9%	-7.0 pp
Supplies and services	3.2	2.8	13.9%
Personnel costs and with social benefits	2.0	2.1	-0.8%
Other operating costs / (revenues)	0.4	0.5	-21.3%
Operating Costs	**5.6**	**5.4**	**5.0%**
EBITDA	**19.2**	**17.4**	**10.4%**
EBITDA / Revenues	35.5%	40.4%	-4.9 pp
Depreciation and amortization	3.8	2.5	51.2%
Compensation of subsidised assets' depreciation	-0.7	-	-
EBIT	**16.1**	**14.9**	**8.2%**
EBIT / Revenues	29.8%	34.6%	-4.8 pp

Number of Employees	1H2006	1H2005	Δ 06/05
Number of Employees	110	110	0
GWh / Employee	10.34	9.72	6.4%
Consumers / Employee	1,392	1,280	8.7%

Gas Consumers	1H2006	1H2005	Δ 06/05
Residential	149,957	138,129	8.6%
Services	2,844	2,386	19.2%
Industrial	343	320	7.2%
Total Gas Consumers	**153,144**	**140,835**	**8.7%**

Gas Distribution (GWh)	1H2006	1H2005	Δ 06/05
Residential	335	336	-0.3%
Services	192	169	13.9%
Industrial	610	564	8.0%
Total Gas Distributed	**1,137**	**1,069**	**6.4%**

Contribution to EBITDA



€m
+2.1
-0.4
+0.1
17.4
19.2
1H2005
Gross Profit
Supplies and services
Personnel costs and with social benefits
1H2006

- Ending September 2005, EDP signed a contract with Endesa to reinforce its shareholding in Portgás to 72%. This operation was approved by the Portuguese Competition Authority in April 2006.
- The volume of gas distributed by Portgás rose 6.4% to 1,137 GWh at the end of first half of 2006, from 1,069 GWh in 2005. Services and industrial were the segments that contributed mostly to this increase with an increase of 13.9% and 8% respectively.
- Gas revenues amounted to €53.0m – of which €49.7m relate to natural gas (NG) and €3.3m to liquefied petroleum gas (LPG) – an increase of 26.1% year-on-year. This reflects the increase in the unit selling price as well as in the volumes of gas distributed. As a result, gross profit increased 9.1% to €24.8m and EBITDA grew 10.4% to €19.2m by the end of the first half 2006.

- 26 -

Gas in Spain

Income Statement (€ m)	1H2006	1H2005	Δ 06/05
Revenues	**490.9**	**298.1**	**64.7%**
Direct Activity Costs	**406.8**	**217.5**	**87.0%**
Gross Profit	**84.1**	**80.5**	**4.4%**
Gross Profit/Revenues	17.1%	27.0%	-9.9 pp
Supplies and services	17.4	14.3	22.0%
Personnel costs	9.9	10.2	-3.4%
Costs with social benefits	0.2	0.2	-27.7%
Other operating costs / (revenues)	5.6	2.4	138.6%
Operating Costs	**33.1**	**27.1**	**22.1%**
EBITDA	**51.0**	**53.5**	**-4.6%**
EBITDA / Revenues	10.4%	17.9%	-0.1 pp
Depreciation and amortization	15.2	16.1	-5.6%
Compensation of subsidised assets' depreciation	-0.7	-0.9	20.7%
EBIT	**36.6**	**38.3**	**-4.5%**
EBIT / Revenues	7.4%	12.8%	-0.1 pp

Number of Employees	1H2006	1H2005	Δ 06/05
Number of Employees	328	346	-18
GWh sold / Employee	55.1	50.4	9.3%
Clients / Employee	2,335	1,750	33.4%

Regulated Activity	1H2006	1H2005	Δ 06/05
Number of Consumers (th)	624.6	600.7	4.0%
Gas Distributed (GWh)	11,310	12,002	-5.8%
Regulated Revenues (€ m)	**70.6**	**67.5**	**4.6%**
Transport	6.2	5.9	6.4%
Distribution	58.2	54.5	6.7%
Commercialisation	6.2	7.1	-12.6%

Liberalised Activity	1H2006	1H2005	Δ 06/05
Number of Clients (th)	141.3	4.9	2810.1%
Gas Supplied (GWh)	6,750	5,427	24.4%
Selling Margin (€ / MWh)	1.4	-0.9	-

Contribution to EBITDA



€ m
53.5
+3.6
-3.1
+0.4
-3.3
51.0
1H2005
Gross Profit
Supplies and services
Personnel & social benefits costs
Other operating costs
1H2006

• The performance of the Spanish Gas activity gross profit is explained by the following factors:

i) a 4.6% increase in regulated revenues following the acquisition of the remaining 50% of Bilbogas' share capital by Naturgas and its full consolidation since Jan-2006. Regulated supply revenues dropped 12.6% as a result of the switch of clients from the regulated tariff to the liberalised market;

ii) higher volumes of gas sold to liberalised clients with better selling price conditions vis-à-vis the cost of Naturgas' sourcing contracts (+€12m). This is the result of (a) the success attained by Naturgas on a dual-fuel offer launched in mid 2005 to small clients, which also enabled the company to secure clients that switched from the regulated system to the non-regulated market, and (b) a renegotiation on better terms of the existing contracts with B2B clients;

iii) an insufficiency of gas sourcing in the beginning of 2006 led to exceptional procurement costs resulting from gas acquisition made in the spot market at higher prices than those of current sourcing contracts. This had a negative impact of €15m in the gross profit, which was already reflected in 1Q2006 figures.

• During 1H2006, Naturgas continued to promote its brand image through publicity and sponsorships, and also continued the successful marketing campaign to promote its dual-fuel offer and to capture clients that are switching from the regulated system to the non-regulated market. Such campaign had a cost of €2.5m in 1H2006.

• Supplies and services increased 22.0% following higher costs with IT (+€1.2m) and increased costs with commercial and specialised services (+€1.4m), following the expansion of the activity. Other costs' line was influenced by the increase of local taxes following higher gas sales (+€1.8m) and by provisions for doubtful clients (+€1.6m).

- 27 -

Brazil: Energias do Brasil

Financial Highlights	1H2006	1H2005	Δ 06/05
R$ million			
Gross Profit	901.1	900.7	0.0%
Operating Costs	471.0	366.1	28.7%
EBITDA	430.0	534.6	-19.6%
EBIT	321.1	432.5	-25.7%
€ million			
Gross Profit	334.9	274.4	22.1%
Operating Costs	175.1	111.5	57.0%
EBITDA	159.8	162.8	-1.8%
EBIT	119.4	131.7	-9.4%

• EDP's activities in Brazil, through Energias do Brasil (62.4% owned by EDP), were impacted in 1H2006 by a non-recurring figure regarding the lay-offs in the redundancy plan (one step of the "Vanguarda Project"). Nevertheless EDP benefited by 22% appreciation of the Real against the Euro, from an average BRL/Eur rate of 3.28 in 1H2005 to 2.69 in 1H2006.

Contribution to Gross Profit



R$ m
900.7
+87.6
-9.6
+59.1
-136.7
-0.0
901.1
Current Act.
Tariff Differences
1H2005
Generation
Supply
Distribution
Other
1H2006

Volumes (GWh)



Generation
Supply to Final Clients
Distribution
576
+134%
1,349
1,781
+55%
2,754
11,488
+4%
11,938
1H2005
1H2006
1H2005
1H2006
1H2005
1H2006

Contribution to EBITDA



R$ m
534.6
+0.4
-104.9
430.0
1H2005
Gross Profit
Operating Costs
1H2006

• Electricity volumes sold by the Brazilian activities showed a strong growth following higher GWh sold to liberalised clients, capturing the ones that are switching from the regulated system to the liberalised market. The abnormal increase of generation volumes is explained by the effect of the unbundling process of the generation activities embedded in the DisCos.

• The growth in the distributed volumes was not entirely reflected in the reported gross profit, because the distribution companies incurred in higher non-controllable costs than the recognised in the tariffs (R$126m in the 1H2006 vs. R$11m of lower non-controllable costs than previously recognised in the 1H2005). Such difference is going to be recovered in the next annual tariff readjustments but under IFRS rules future revenues linked to higher non-controllable costs incured in 1H2006 period can only be accounted in the moment of invoicing.

• Operating costs were mainly affected by the implementation of corporate programmes in order to increase the company efficiency levels, namely the "Vanguarda Project" to capture synergies within the companies of Energias do Brasil and the programme to reduce commercial and technical losses in the distribution grid.

• It is important to highlight that Peixe Angical hydro power plant (452 MW) started operations in the end of the 2Q2006, with its first unit of 151 MW. It is expected a strong contribution to the EBITDA in 2H2006 with start of operations of the other two units until the end of October 2006.

- 28 -

Brazil: Generation and Supply

Generation

Installed Capacity (MW)	1H2006	1H2005	Δ 06/05
Lajeado (27.65%)	250	250	-
Peixe Angical	151	-	+151
Energest	267	-	+267
Total	**667**	**250**	**+418**

Electricity Sold (GWh)	1H2006	1H2005	Δ 06/05
Lajeado (27.65%)	573	576	-0.5%
Energest	775	-	-
Total	**1,349**	**576**	**134.0%**

Trading and Supply

Clients	1H2006	1H2005	Δ 06/05
Number of clients	**63**	**36**	**75.0%**

Electricity Sales (GWh)	1H2006	1H2005	Δ 06/05
Liberalised Clients	2,754	1,781	54.6%
Distribution Companies	749	1,398	-46.4%
Total	**3,503**	**3,179**	**10.2%**

Generation Gross Profit



R$ m
55.6
+54.8
+32.8
143.2
1H2005
Unbundling Effect
Other
1H2006

• In the middle of 2005, Energias do Brasil unbundled the generation activities embedded in its distribution subsidiaries, in order to comply with the new regulatory framework for the Brazilian electricity sector. As a result, the power plants formerly embedded in the distribution companies (281 MW of which 14 MW were decommissioned in YE2005) were incorporated in the electricity generation division. This change was the main driver of the strong gross profit growth, contributing with R$54.8m in the period.

• In 2006, Energias do Brasil expects to increase its installed capacity by an additional 376 MW - Peixe Angical, São João and 4th Mascarenhas engine. In June 2006, the first turbine of 151 MW of Peixe Angical Hydro Power Plant located at the state of Tocantins started-up. The second unit will start by July 2006 and the third unit by October 2006. 100% of the annual 2,374 GWh output is already contracted through PPAs with the distribution companies at an average price of approximately R$125/MWh (these contracts were already accepted by the regulator).

Subsequent Events: In the end of July 2006, CESA sold 16 average MW related to the Santa Fé Small Hydro Power Plant (29MW), located in the state of Espírito Santo, for the price of R$124.99 MW/hour – for a 30-year period, starting in 2009.

Supply Gross Profit



R$ m
44.1
-11.7
+2.1
34.6
1H2005
Self-Dealing DisCos.
Current Activity
1H2006

• Volumes sold by our trading and supply company, Enertrade, increased 10.2%, following higher number of clients and the subsequent volumes increase.

• During the last months, Enertrade was able to capture clients of Energias do Brasil DisCos that are switching from the regulated market to the free market, securing Energias do Brasil's client base.

• Volumes traded to Energias do Brasil's distribution subsidiaries decreased 46%, since the new regulatory framework does not allow the trading of electricity through "self-dealing" (companies within the same group). Therefore, "self-dealing" contracts cannot be renegotiated upon maturity.

• Overall, despite the increase in volumes sold, gross profit of Enertrade decreased 21.7% as a result of the end of some self-dealing contracts, which was not completely offset by the new contracts with final clients at a lower margin and higher system charges.

- 29 -

Brazil: Distribution

Distribution Activity		Bandeirante 1H2006	Bandeirante 1H2005	Bandeirante Δ 06/05	Escelsa 1H2006	Escelsa 1H2005	Escelsa Δ 06/05	Enersul 1H2006	Enersul 1H2005	Enersul Δ 06/05
GWh	Final Clients	3,929	4,069	-3.4%	2,363	2,782	-15.1%	1,363	1,419	-4.0%
	Third-party access	2,425	2,045	18.6%	1,665	993	67.7%	193	180	7.4%
	Electricity Distributed	**6,354**	**6,114**	**3.9%**	**4,028**	**3,775**	**6.7%**	**1,556**	**1,599**	**-2.7%**
R$ million	Electricity Base Revenues	950.9	956.3	-0.6%	605.7	543.0	11.5%	396.6	374.3	5.9%
	(-) Non-controllable costs	672.7	666.6	0.9%	448.1	386.2	16.0%	229.4	203.2	12.9%
	Electricity Base Margin	278.1	289.8	-4.0%	157.6	156.8	0.5%	167.1	171.1	-2.3%
	Tariff Adjustments (t-n differences under recovery or return)	-7.7	44.5	-	22.6	44.1	-48.8%	39.5	-3.1	-
	Extraordinary Tariff (Recovery of Rationing Losses & Parcela A)	32.7	41.5	-21.1%	21.3	19.6	8.4%	17.9	18.1	-1.5%
	Electricity Gross Profit	**303.1**	**375.7**	**-19.3%**	**201.5**	**220.5**	**-8.6%**	**224.5**	**186.2**	**20.6%**
	Other Revenues / (Costs)	-3.5	5.7	-	-4.1	5.4	-	1.8	7.4	-75.3%
	Gross Profit	**299.6**	**381.4**	**-21.5%**	**197.4**	**225.9**	**-12.6%**	**226.3**	**193.6**	**16.9%**

Total Electricity Distributed (GWh)



11,488
11,938
+3.9%
1,658
1,786
+7.7%
1,489
1,609
+8.0%
Other
Commercial
Industrial
Residential
6,054
6,108
+0.9%
2,286
2,436
+6.5%
1H2005
1H2006

Last Tariff Revisions and Readjustments

	Bandeirante	Escelsa	Enersul
	Out-05 Readjust.	Ago-05 Readjust.	Abr-06 Readjust.
Part A	-4.03%	5.73%	4.17%
Part B [1]	0.74%	-2.54%	7.29%
Readjust. Index	**-3.29%**	**3.19%**	**11.46%**
Past Costs	4.36%	5.06%	0.97%
Other	-5.56%	1.50%	4.32%
Financial Items	**-1.20%**	**6.56%**	**5.29%**
Total Index [1]	**-4.49%**	**9.75%**	**16.75%**

• Total electricity distributed by Energias do Brasil increased 3.9% following the increase of the number of clients in the free market, mainly industrial customers. Besides abovementioned reason, each concession area was affected by different factors. Bandeirante's consumption growth also resulted from a higher number of clients, while Escelsa's consumption increase was mainly propelled by the good economic growth in the region which implies a higher number of clients (commercial and residential). Regarding Enersul, the rural local economy was affected by singular factors, namely by the foot and mouth disease and an average temperature bellow comparing with 2Q2005.

• Bandeirante: "Electricity Base Margin" decreased 4.0% explained by i) a R$39m negative difference between the non-controllable costs incurred and the ones covered by the tariff (R$18m positive in 1H05). Such difference will be passed-through to tariffs in future annual tariff readjustments. This effect was partly offset by higher volumes distributed and an increase in the implied average unit margin (Part B) given by the regulator. Regarding the tariff adjustments under recovery (or return) in the period, it is important to note that Bandeirante is giving back to the tariffs R$102m between October 2005 and 2006 (reflecting the amendment applied to the October 2003 tariff increase), and at the same time recovering past costs that were not covered by the tariff.

• Escelsa: "Electricity Base Margin" increased 0.5% due to a strong consumption which was partly offset by i) increase a R$71m negative difference between the non-controllable costs incurred and the ones covered by the tariff (R$11m negative in 1Q05); and ii) the impact of the unbundling process. Regarding the tariff adjustments under recovery in the period, Escelsa is recovering, between August 2005 and August 2006 i) R$35m related to past non-controllable cost that were not covered by the tariff; and ii) R$17m as a retroactive related to the amendment of the August 2004 tariff increase (from 4.96% to 8.58%).

• Enersul: "Electricity Base Margin" decreased 2.3% following i) an increase in the implied average unit margin (Part B) given by the regulator which was partly offset by; i) a decrease in consumption and ii) a R$16m negative difference between the non-controllable costs incurred and the ones covered by the tariff (R$4m positive in 1H2005). Regarding the tariff adjustments, Enersul is i) receiving the deferred tariff increase of the 2003 tariff revision; and ii) recovering between April 2006 and 2007 R$48m related to past cost that were not covered by the tariff.

• All in all, gross profit of the DisCos decreased 9.7% penalised by negative tariff differences of R$126m (vs. R$11m positive in 1H05), although these will be recovered in the next tariff readjustments, which mean that adjusted by this, Electricity base margin would increased by 20%. This negative difference offset the consumption growth (3.9%) occurred in the 1H2006.

Notes:
Part A: Non-controllable costs, which is a pass-through to the tariff
Part B: Controllable costs, depreciation and return on invested capital, which are updated to inflation (IGP-M) and adjusted by an X factor.
Readjustment Index: Gives the total increase to be applied to electricity base revenues
Financial Items: Recovery (or return) of past costs (or revenues) for a period of 12 months.
[1] Part B for Bandeirante and Escelsa were adjusted due to change applied by ANEEL in the consideration of the federal taxes in the construction of the tariff, which now are paid directly by the clients and do not need tariff coverage.

- 30 -

Brazil: Energias do Brasil

Income Statement R$ million	Generation			Supply			Distribution			Consolidated		
	1H2006	1H2005	Δ 06/05	1H2006	1H2005	Δ 06/05	1H2006	1H2005	Δ 06/05	1H2006	1H2005	Δ 06/05
Operating Revenues	**210.5**	**61.5**	**242.4%**	**252.5**	**216.5**	**16.6%**	**2,121.7**	**2,071.4**	**2.4%**	**2,339.4**	**2,185.6**	**7.0%**
Direct Activity Costs	**67.2**	**5.8**	**1055.2%**	**217.9**	**172.3**	**26.5%**	**1,398.4**	**1,270.5**	**10.1%**	**1,438.4**	**1,284.9**	**11.9%**
Gross Profit	**143.2**	**55.6**	**157.4%**	**34.6**	**44.1**	**-21.7%**	**723.3**	**800.9**	**-9.7%**	**901.1**	**900.7**	**0.0%**
Gross Profit/Revenues	68.1%	90.5%	-22.5p.p.	13.7%	20.4%	-6.7p.p.	34.1%	38.7%	-4.6p.p.	38.5%	41.2%	-2.7p.p.
Supplies and services	33.2	22.8	46.0%	3.4	4.4	-22.3%	146.5	119.8	22.2%	186.0	160.5	15.9%
Personnel costs	7.0	3.7	91.3%	3.3	1.2	166.7%	177.4	119.1	48.9%	197.4	132.8	48.6%
Other operating costs / (revenues)	5.8	3.6	58.5%	0.0	0.3	-95.1%	79.4	68.3	16.2%	87.5	72.8	20.2%
Operating Costs	**46.0**	**30.0**	**53.0%**	**6.8**	**6.0**	**12.9%**	**403.2**	**307.3**	**31.2%**	**471.0**	**366.1**	**28.7%**
EBITDA	**97.3**	**25.6**	**280.0%**	**27.8**	**38.1**	**-27.1%**	**320.1**	**493.7**	**-35.2%**	**430.0**	**534.6**	**-19.6%**
EBITDA / Revenues	46.2%	41.6%	4.6p.p.	11.0%	17.6%	-6.6p.p.	15.1%	23.8%	-8.7p.p.	18.4%	24.5%	-6.1p.p.
Depreciation and amortization	7.8	3.9	100.9%	0.2	0.3	-51.3%	112.1	97.8	14.7%	120.7	102.1	18.2%
Comp. of subsidised assets' depreciation	-	-	-	-	-	-	-11.8	-	-	-11.8	-	-
EBIT	**89.4**	**21.7**	**312.2%**	**27.6**	**37.8**	**-26.9%**	**219.8**	**395.9**	**-44.5%**	**321.1**	**432.5**	**-25.7%**
EBIT / Revenues	42.5%	35.3%	7.2p.p.	10.9%	17.5%	-6.5p.p.	10.4%	19.1%	-8.8p.p.	13.7%	19.8%	-6.1p.p.
Employees	255	230	+25	14	12	+2	3,077	3,338	-261	3,393	3,628	-235

Contribution to EBITDA



R$ m
1H2005
534.6
Generation
+71.7
Supply
-10.3
Distribution
-173.6
Other
+7.7
1H2006
430.0

• In 1H2006, EBITDA of Energias do Brasil decreased 19.6% following the negative contribution of the distribution activity that was affected by negative tariff differences (R$126m in 1H06 vs R$11m positive in 1H05) together with higher operating costs, that was partially offset by generation activity, as a result of the unbundling process. The supply activity was negatively affected by the end of "self-dealing" contracts.

• Operating costs of Energias do Brasil increased 28.7% explained by:

i) a rise in personnel costs, which mainly reflects lay-offs in the redundancy plan (R$52m) and the annual salary readjustment agreement between 6% and 8% granted to the distribution employees;
ii) higher costs with supplies and services, mainly at the distribution activity, as a result of (a) the programme to contain commercial and technical losses in the distribution grid (R$5.1m); (b) higher consultancy costs (R$5.5m) mainly due to the implementation of the "Vanguarda Project"; and (c) other costs related to the network enlargement and the improvement of the commercial services;

• The "Vanguard Project" was developed with the goal to create and consolidate a new concept of integrated management throughout Energias do Brasil's companies, based on two main pillars: the capture of synergies and a new organizational model. The organizational structure, operating procedures and IT systems are all being redesigned to achieve economies of scale and cost savings through shared services. This programme is expected to be fully implemented by 2007.

• The Redundancy Plan (RP), one of the steps in the "Vanguard Project", intends to adjust the company's human resources. The number of acceptances to the RP totalled 651 employees (19% of the Group's number of employees in March 2006) and considering the necessary substitutions, it will imply a net number of lay-offs close to 16% in the end of 2007. The RP expects to capture savings of R$68m/year after the implementation is complete (Dec-07).

• In order to reduce the commercial and technical losses of the distribution grid, Energias do Brasil is investing in a specific programme focused on improvements in metering procedures, inspections of consuming units, fraud detection and the regularization of clandestine connections. Improvements in the losses indicators are expected towards the end of 2006.

- 31 -

Telecoms

Income Statement (€m) (1)	1H2006	1H2005	Δ 06/05
Operating Revenues	**81.0**	**78.6**	**3.2%**
Direct Activity Costs	**40.1**	**39.3**	**2.2%**
Gross Profit	**40.9**	**39.3**	**4.1%**
Gross Profit/Revenues	50.5%	50.0%	0.5 pp
Supplies and services	25.4	22.8	11.8%
Personnel costs	13.4	14.6	-8.2%
Other operating costs / (revenues)	-0.8	-5.3	85.1%
Operating Costs	**38.1**	**32.1**	**18.6%**
EBITDA	**2.8**	**7.2**	**-60.6%**
EBITDA/Revenues	3.5%	9.2%	-5.7 pp
Deprec. and amortis. (net of subsid.)	19.0	19.6	-3.4%
EBIT	**-16.1**	**-12.4**	**-29.7%**
EBIT/Revenues	-19.9%	-15.8%	-4.1 pp

Operating Data (1)	1H2006	1H2005	Δ 06/05
Number of Employees	**477**	**537**	**-60**
Clients - Gross Adds (thousand)	**40.8**	**23.3**	**75.5%**
Residential	63.4	85.6	-25.9%
Corporate	172.5	183.3	-5.9%
Carriers	320.7	239.1	34.1%
Voice Traffic (million min.)	**556.7**	**508.0**	**9.6%**

• Gross Adds increased 75.5% YoY, following the company's strategic focus on direct access clients and broadband internet (Oni Duo).

• Voice traffic increased 9.6% YoY, mostly due to a 34.1% growth in the carriers segment. The residential segment's voice traffic decreased 25.9% due to the erosion of indirect access clients, which was not yet compensated by the growth in voice traffic from direct access clients that more than tripled when compared with 1H2005 and increased 46.1% QoQ. At the corporate segment, voice traffic decreased 5.9% YoY due to a reduction in voice traffic from indirect access clients.

• Operating revenues increased 3.2% YoY mostly on the back of a 5.8% increase in Data & Internet services to €33.0m in 1H2006, which benefited from a 44% increase in broadband internet revenues. Voice services decreased 9.8% YoY to €30.6m in 1H2006 following a setback in the commercialization of "Oni Vox" (indirect voice services product)

Gross Profit (€ m) (1)	1H2006	1H2005	Δ 06/05
Telecommunication Services	40.6	39.0	4.0%
Gross Profit/Revenues	54.5%	51.1%	3.4 pp
Equipment sales	0.3	0.3	12.4%
Gross Profit/Revenues	4.9%	13.4%	-8.5 pp
Gross Profit	**40.9**	**39.3**	**4.1%**
Gross Profit/Revenues	**50.5%**	**50.0%**	**0.5 pp**

Contribution to EBITDA


€m
1.9
+1.6
-2.7
+1.2
+0.8
2.8
1H2005 (2)
Gross profit
Supplies and services
Personnel costs
Other operating revenues
1H2006

because of a delay in the publication of proper regulation needed for the launch of this product. Excluding proceeds from indirect voice services, operating revenues from voice services would have increased 6.0% YoY. Revenues from equipment sales increased €4.4m in the period, benefiting from the completion of a major contract for equipment supply.

• Gross profit at the Oni Group benefited from a 4.0% growth, or 3.4 p.p. improvement, of gross profit for voice telecommunication services on the back of a change in the mix of services provided (increase in direct access voice services) and lower interconnection costs.

• Excluding non-recurring impacts, operating costs would have increased by a mere 1.9% YoY due to: i) an 8.2% decrease in personnel costs explained by both lower severance payments and a decrease in the number of employees; which was more than compensated by ii) an 11.8% increase in Supplies and Services following higher O&M costs at Oni's network and an increase in IT costs, as the company started outsourcing these services in 2006.

• All in all, on a comparable basis, Oni Group's EBITDA increased from €1.9m in 1H2005 to €2.8m in 1H2006.

(1) 1H2005 financial and operating figures here presented are pro-forma, excluding Comunitel's contribution. In 2005, following the sale of Comunitel in September 2005, this company was only consolidated from January to September.
(2) 1H2005 EBITDA was adjusted to exclude a €5.3m non-recurring income related to the sale of Oni Way.

- 32 -

edp

Income Statements

Income Statement by Business Area

1H2006 (€ m)	Generation Iberia	Supply Iberia	NEO - Renewables	Cogeneration Iberia	Distribution Iberia	Gas Iberia	Energias do Brasil	Telecoms	EDP Group
Electricity Sales	1298.4	508.4	100.6	37.4	2,182.6	55.9	859.0	-	4,570.8
Other Sales	4.8	10.4	22.8	12.0	1.6	458.1	-	6.5	524.6
Services Provided	3.9	11.0	1.8	1.0	29.7	31.0	10.4	74.5	146.5
Operating Revenues	**1307.1**	**529.7**	**125.2**	**50.3**	**2,213.9**	**544.9**	**869.5**	**81.0**	**5,241.9**
Electricity & Gas	58.2	637.2	1.0	0.2	1,564.8	61.6	525.6	-	2,340.3
Fuel	430.3	-	10.8	33.1	0.3	0.0	-	-	491.8
Materials and goods for resale	7.8	13.4	15.0	0.6	6.3	374.8	9.0	6.2	417.8
Direct Activity Costs	**496.4**	**650.6**	**26.9**	**33.9**	**1,571.4**	**436.5**	**534.6**	**6.2**	**3,249.8**
Gross Profit	**810.7**	**(120.9)**	**98.3**	**16.4**	**642.5**	**108.4**	**334.9**	**74.8**	**1,992.1**
Gross Profit/Revenues	62.0%	-22.8%	78.5%	32.6%	29.0%	19.9%	38.5%	92.3%	38.0%
Supplies and services	57.9	17.5	15.3	8.0	141.4	20.8	69.1	59.3	354.5
Personnel costs	54.1	5.7	5.8	0.4	110.4	11.9	73.4	13.0	318.8
Costs with social benefits	8.2	0.2	0.0	-	29.7	0.2	-	0.4	35.8
Concession fees	1.9	0.0	0.4	-	103.3	-	1.8	-	107.4
Other operating costs (or revenues)	33.0	(7.5)	6.2	(2.5)	(5.2)	6.0	30.8	(0.8)	117.1
Operating costs	**155.0**	**15.9**	**27.6**	**5.9**	**379.6**	**38.8**	**175.1**	**72.0**	**933.6**
EBITDA	**655.8**	**(136.7)**	**70.7**	**10.5**	**262.9**	**69.6**	**159.8**	**2.8**	**1,058.5**
EBITDA/Revenues	50.2%	-25.8%	56.4%	20.9%	11.9%	12.8%	18.4%	3.5%	20.2%
Depreciation and amortisation	146.5	3.7	35.6	5.2	180.9	19.0	44.9	19.0	486.8
Comp.of subsidised assets' depreciation	(1.9)	-	(0.4)	(0.0)	(42.2)	(1.5)	(4.4)	-	(50.4)
EBIT	**511.1**	**(140.5)**	**35.5**	**5.3**	**124.1**	**52.1**	**119.4**	**(16.1)**	**622.1**
EBIT/Revenues	39.1%	-26.5%	28.4%	10.6%	5.6%	9.6%	13.7%	-19.9%	11.9%
Financial income/(expense)	(20.4)	(7.5)	(27.0)	(1.7)	(26.3)	0.5	(47.2)	(10.3)	(19.1)
Amortisation of concession rights	-	-	(0.0)	(0.0)	-	0.0	(4.1)	(1.6)	(18.8)
Discontinuing Activities	-	-	-	-	-	-	-	-	2.8
Pre-tax profit	**490.7**	**(148.0)**	**8.5**	**3.6**	**97.9**	**52.6**	**68.0**	**(28.0)**	**587.1**
Income Taxes & Deferred Taxes	135.3	(40.9)	6.3	1.2	14.7	16.7	30.4	2.9	183.2
Minority interests	0.7	-	3.9	(0.0)	(0.1)	13.9	4.5	(0.2)	29.2
Net Profit	**354.7**	**(107.1)**	**(1.7)**	**2.4**	**83.3**	**22.0**	**33.1**	**(30.8)**	**374.7**

- 34 -

Income Statement by Business Area

1H2005 (€ m)	Generation Iberia	Supply Iberia	NEO - Renewables	Cogeneration Iberia	Distribution Iberia	Gas Iberia	Energias do Brasil	Telecoms	EDP Group
Electricity Sales	1,292.0	307.0	47.9	30.5	1,916.2	20.9	598.1	-	4,243.3
Other Sales	3.8	2.0	12.0	10.4	1.6	256.5	-	3.8	313.7
Services Provided	7.6	3.4	1.4	1.1	30.5	20.7	67.7	158.6	287.1
Operating Revenues	**1,303.4**	**312.4**	**61.2**	**42.0**	**1,948.2**	**298.1**	**665.7**	**162.5**	**4,844.1**
Electricity & Gas	65.5	356.7	1.2	0.2	1,296.8	25.4	385.1	-	2,405.6
Fuel	476.8	-	7.1	25.4	0.1	-	-	-	510.6
Materials and goods for resale	9.2	3.9	8.3	0.4	5.3	192.1	6.3	3.4	14.6
Direct Activity Costs	**551.5**	**360.6**	**16.6**	**26.0**	**1,302.2**	**217.5**	**391.4**	**3.4**	**2,930.8**
Gross Profit	**751.9**	**(48.2)**	**44.6**	**16.0**	**646.0**	**80.5**	**274.4**	**159.1**	**1,913.3**
Gross Profit/Revenues	57.7%	-15.4%	72.9%	38.1%	33.2%	27.0%	41.2%	97.9%	39.5%
Supplies and services	55.7	16.1	10.0	5.1	143.0	14.3	48.9	124.3	408.8
Personnel costs	56.1	4.3	2.7	0.4	108.2	10.2	38.3	25.9	285.9
Costs with social benefits	6.1	0.2	0.1	-	10.1	0.2	2.2	0.4	14.2
Concession fees	1.9	0.0	0.4	-	100.9	-	-	-	103.1
Other operating costs (or revenues)	4.0	3.0	1.0	(1.3)	(5.4)	2.4	22.2	(2.8)	137.9
Operating costs	**123.7**	**23.6**	**14.1**	**4.2**	**356.7**	**27.1**	**111.5**	**147.9**	**950.0**
EBITDA	**628.2**	**(71.8)**	**30.5**	**11.8**	**289.3**	**53.5**	**162.8**	**11.2**	**963.3**
EBITDA/Revenues	48.2%	-23.0%	49.8%	28.1%	14.8%	17.9%	24.5%	6.9%	19.9%
Depreciation and amortisation	142.4	4.5	13.7	5.1	181.7	16.1	31.1	27.1	446.6
Comp.of subsidised assets' depreciation	(2.1)	-	(0.1)	(0.0)	(40.5)	(0.9)	-	(0.0)	(43.7)
EBIT	**488.0**	**(76.4)**	**16.9**	**6.7**	**148.1**	**38.3**	**131.7**	**(15.9)**	**560.4**
EBIT/Revenues	37.4%	-24.4%	27.7%	15.9%	7.6%	12.8%	19.8%	-9.8%	11.6%
Financial income/(expense)	(29.6)	(1.4)	(6.0)	(1.7)	(17.5)	6.3	(16.8)	(19.0)	(103.4)
Amortisation of concession rights	0.0	-	(0.1)	0.0	-	(0.0)	(1.5)	(3.8)	(18.8)
Discontinuing Activities	-	-	-	-	-	-	-	-	46.8
Pre-tax profit	**458.4**	**(77.8)**	**10.8**	**5.0**	**130.6**	**44.6**	**113.4**	**(38.8)**	**485.1**
Income Taxes & Deferred Taxes	129.6	(28.6)	3.2	1.4	16.6	12.9	49.6	(2.6)	134.9
Minority interests	5.4	(1.7)	0.5	(0.0)	0.2	18.4	0.1	0.1	31.8
Net Profit	**323.4**	**(47.5)**	**7.0**	**3.6**	**113.8**	**13.3**	**63.8**	**(36.3)**	**318.3**

- 35 -

edp

Annex

EDP Iberian installed capacity & electricity generation

Installed Capacity - MW	1H2006	1H2005	Δ MW
PORTUGAL	**8,979**	**8,329**	**650**
Conventional Regime	**8,584**	**8,000**	**584**
Binding Generation	*7,164*	*6,973*	*192*
Hydroelectric (PES)	4,095	3,903	192
Thermoelectric (PES)	3,070	3,070	-
Coal			
Sines	1,192	1,192	-
Fuel oil / Natural Gas			
Setúbal	946	946	-
Carregado	710	710	-
Barreiro	56	56	-
Diesel			
Tunes	165	165	-
Non-Binding Generation	*1,420*	*1,028*	*392*
Small-Hydro (NBES)	244	244	-
CCGT			
Ribatejo	1,176	784	392
Special Regime	**395**	**328**	**67**
Small-Hydro	66	66	-
Cogeneration	111	111	-
Wind [1]	213	142	71
Biomass	5	9	-5
SPAIN	**3,248**	**2,857**	**391**
Conventional Regime	**2,492**	**2,492**	**-**
Hydroelectric	426	426	-
Thermoelectric	1,910	1,910	-
Coal			
Aboño	878	878	-
Soto de Ribera	645	645	-
CCGT			
Castejón	387	387	-
Nuclear			
Trillo	156	156	-
Special Regime	**757**	**366**	**391**
Small-Hydro	3	3	-
Cogeneration	37	39	-2
Wind [1]	635	248	388
Waste	79	69	9
Biomass	4	7	-3

Electricity Generation	1H2006	1H2005	Δ GWh
PORTUGAL	**14,023**	**13,066**	**957**
Conventional Regime	**13,331**	**12,495**	**836**
Binding Generation	*9,981*	*9,810*	*172*
Hydroelectric (PES)	4,091	2,331	1,760
Thermoelectric (PES)	5,890	7,478	-1,588
Coal			
Sines	4,859	4,813	46
Fuel oil / Natural Gas			
Setúbal	850	1,853	-1,002
Carregado	107	680	-574
Barreiro	74	116	-42
Diesel			
Tunes	0	17	-17
Non-Binding Generation	*3,349*	*2,685*	*664*
Small-Hydro (NBES)	188	61	127
CCGT			
Ribatejo	3,161	2,624	537
Special Regime	**692**	**571**	**122**
Small-Hydro	101	48	53
Cogeneration	367	339	28
Wind [1]	210	161	49
Biomass	14	23	-9
SPAIN	**7,244**	**8,103**	**-859**
Conventional Regime	**6,300**	**7,567**	**-1,267**
Hydroelectric	509	557	-48
Thermoelectric	5,263	6,435	-1,172
Coal			
Aboño	2,663	3,223	-560
Soto de Ribera	1,896	2,119	-223
CCGT			
Castejón	704	1,093	-389
Nuclear			
Trillo	528	575	-47
Special Regime	**943**	**536**	**408**
Small-Hydro	1	3	-2
Cogeneration	84	106	-22
Wind	676	240	436
Waste	177	178	-1
Biomass	5	9	-3

[1] Installed capacity that contributed to the revenues in the period.

- 37 -

Electricity Distribution and Supply in Portugal

Electricity Distributed (GWh)	1H2006	1H2005	Δ 06/05
Energy Delivered to Distribution	**24,311**	**23,634**	**2.9%**
Sales to EDP power plants	(11)	(6)	-81.1%
Own consumption - distribution	(11)	(16)	33.3%
Distribution losses	(1,456)	(1,819)	20.0%
Total Electricity Sales [1]	**22,834**	**21,792**	**4.8%**
Electricity Sales - Regulated Syst.	**18,426**	**17,370**	**6.1%**
VHV (Very high voltage)	695	657	5.7%
HV (High voltage)	2,649	2,527	4.8%
MV (Medium voltage)	3,518	2,653	32.6%
SLV (Special low voltage)	1,083	1,285	-15.7%
LV (Low voltage)	9,706	9,528	1.9%
PL (Public lighting)	776	720	7.7%
Electricity Sales - Non-regulated Syst.	**4,407**	**4,422**	**-0.3%**
EDP	**2,749**	**2,890**	**-4.9%**
VHV (Very high voltage)	26	24	5.4%
HV (High voltage)	74	24	210.9%
MV (Medium voltage)	2,151	2,607	-17.5%
SLV (Special low voltage)	498	235	112.2%
Non-EDP	**1,658**	**1,532**	**8.2%**
HV (High voltage)	3	23	-85.7%
MV (Medium voltage)	1,430	1,429	0.1%
SLV (Special low voltage)	225	80	179.7%

Electricity Sales (€ m)	1H2006	1H2005	Δ 06/05
VHV (Very high voltage)	32.8	29.4	11.7%
HV (High voltage)	144.6	128.4	12.6%
MV (Medium voltage)	302.7	218.8	38.3%
SLV (Special low voltage)	127.7	126.9	0.6%
LV (Low voltage)	1,286.8	1,219.6	5.5%
PL (Public lighting)	58.5	50.4	16.0%
Interruptibility Discounts	-19.5	-17.1	-14.1%
Tariff Correction Discounts	-	0.0	-
2006 Tariff Deficit Recognition	59.3	-	-
Invoiced Sales - Regulated Syst.	**1,992.9**	**1,756.4**	**13.5%**
Invoiced Sales - Non-regulated Syst.	**111.6**	**99.6**	**12.0%**
Electricity Revenues	**2,104.5**	**1,856.0**	**13.4%**

Electricity Consumers [2]	1H2006	1H2005	Δ 06/05
Electricity Sales - Regulated Syst.	**5,937,402**	**5,850,178**	**87,224**
VHV (Very high voltage)	13	19	-6
HV (High voltage)	169	155	14
MV (Medium voltage)	18,589	16,978	1,611
SLV (Special low voltage)	23,493	23,139	354
LV (Low voltage)	5,848,748	5,765,013	83,735
PL (Public lighting)	46,390	44,874	1,516
Electricity Sales - Non-regulated Syst.	**10,635**	**10,705**	**-70**
EDP	**7,082**	**7,753**	**-671**
VHV (Very high voltage)	9	1	8
HV (High voltage)	8	5	3
MV (Medium voltage)	2,230	2,893	-663
SLV (Special low voltage)	4,835	4,854	-19
Non-EDP	**3,553**	**2,952**	**601**
HV (High voltage)	-	3	-3
MV (Medium voltage)	1,147	1,336	-189
SLV (Special low voltage)	2,406	1,613	793
Total Electricity Consumers	**5,948,037**	**5,860,883**	**87,154**
% Change YoY			***1.5%***

[1] Figures presented include sales to EDP Group for final consumption

[2] Figures presented include EDP Group companies

- 38 -

EDP Wind Capacity in Iberia (NEO Energía)

Wind Farms in 1H2006

% NEO

Installed Capacity

Consolidation Method

100%

% held (1)

Contrib. to revenues

PORTUGAL

Fonte da Mesa

100%

10

10

10

Full

Pena Suar

100%

16

16

16

Full

Cabeço da Rainha

100%

16

16

16

Full

Cadafaz

100%

10

10

10

Full

Serra do Barroso

70%

18

13

18

Full

Fonte da Quelha

100%

14

14

14

Full

Alto do Talefe

100%

14

14

14

Full

Padrela/Soutelo

80%

8
6
8

Full

Vila Nova

100%

26

26

26

Full

Açor

100%

20

20

20

Full

Alagoa Cima

40%

14

5

-

Equity

Bolores

100%

5
5
5

Full

Mosteiro

100%

9

9

9

Full

Amaral 1

100%

8
8
8

Full

Caldas 1

100%

10

10

10

Full

Fanhões 1

100%

12

12

12

Full

Amaral 1 - 2ª Fase

100%

2
2
2

Full

Fanhões 2 - 1ª Fase

100%

2
2
2

Full

Fanhões 2 - 2ª Fase

100%

2
2
2

Full

Ortiga

100%

12

12

12

Full

227

212

213

SPAIN

Arlanzón

78%

34

21

34

Full

Cantábrico

100%

65

52

65

Full

Albacete (Campollano)

75%

124

74

124

Full

Las Lomillas

50%

50

20

25

Proportional

Sotonera

65%

19

10

19

Full

Boquerón

75%

22

13

22

Full

Belchite

100%

50

40

50

Full

La Brújula (Burgos)

85%

73

50

73

Full

Zas

97%

24

23

24

Full

Corme

95%

18

17

18

Full

Tahivilla

100%

30

30

30

Full

Buenavista

100%

8
8
8

Full

Llanos Esquina

100%

6
6
6

Full

La Celaya

100%

29

29

29

Full

Monseivane

100%

41

41

41

Full

Santa Quiteria

58%

36

21

36

Full

Rabosera

95%

31

30

31

Full

Enix

5%

13

1

-

Not consolidated

Monte de las Navas

5%

49

2

-

Not consolidated

Altos del Voltoya

31%

62

15

-

Equity

Sierra del Madero

42%

47

16

-

Equity

Pesur

17%

20

3

-

Not consolidated

Estrecho

17%

10

2

-

Not consolidated

Juan Grande

45%

20

9

-

Equity

881

533

635

IBERIA

1,108

745

848

(1) MW in accordance with % held were adjusted for the fact that Neo has an 80% stake in Genesa.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 28, 2006

EDP- Energias de Portugal, S.A.

By:	/s/ António Luís Guerra Nunes Mexia
Name:	António Luís Guerra Nunes Mexia
Title:	Chief Executive Officer